United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑   Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

CVRD: Registry with the Federal Public Service Securities Commission (Comissão de Valores Mobiliários — CVM)

Signatures

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

02 - FILING
01 - NUMBER

REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE TRUTHFULNESS FOR THE INFORMATION GIVEN.

01.01 - IDENTIFICATION

4 - TRADE NAME	5 - PREVIOUS NAME	6 - NIRE
CVRD	NIHIL	33300019766
7- SITE		
www.cvrd.com.br		

01.02 - ADDRESS OF THE PRINCIPAL OFFICE

1 - FULL ADDRESS (STREET, No. AND COMPLEMENT)	2 - DISTRICT DOWNTOWN
Avenida Graça Aranha, 26	Centro

3 - CEP (ZIP CODE)	4 - MUNICIPALITY	5 - FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

6 - AREA CODE (DDD)	7 - PHONE No.	8 - PHONE No.	9 - PHONE No.	10 - TELEX
21	3814-9631			
11 - AREA CODE (DDD)	12 - FAX	13 - FAX	14 - FAX	
21	3814-4057			

15 - E-MAIL
fabio.barbosa@cvrd.com.br

01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME
Roberto Castello Branco
2 - POSITION
Investor Relations Director

3 - FULL ADDRESS (STREET, No. AND COMPLEMENT)	4 - QUARTER OR DISTRICT
Avenida Graça Aranha, 26 - 17th floor	Centro

5 - CEP (ZIP CODE)	6 - MUNICIPALITY	7 - FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

8 - AREA CODE (DDD)	9 - PHONE No.	10 - PHONE No.	11 - PHONE No.	12 - TELEX
21	3814-4540			
13 - AREA CODE (DDD)	12 - FAX	15 - FAX	16 - FAX	
21	3814-9935		-	

17 - E-MAIL
roberto.castello.branco@cvrd.com.br

18 - NAME
Bradesco Bank
19 - CONTACT
Antonio Carlos Menegaci

20 - FULL ADDRESS (STREET, No. AND COMPLEMENT)	21 - QUARTER OR DISTRICT
Prédio Amarelo Velho, 2° andar	Osasco

22 - CEP (ZIP CODE)	23 - MUNICIPALITY	24 - FEDERAL UNIT
06029-900	São Paulo	SP

25 - AREA CODE (DDD)	26 - PHONE No.	27 - PHONE No.	28 - PHONE No.	29 – TELEX
11	3684-4522			
30 - AREA CODE (DDD)	31 - FAX	32 - FAX	33 - FAX	
11	3684-5645		-	

34 - E-MAIL
4010.moraes@bradesco.com.br

OTHER PLACE FOR STOCKHOLDER SERVICE

35 – ITEM	36 - MUNICIPALITY	37 - FEDERAL (UNIT)	38 - AREA CODE	39 - PHONE No.	40 - PHONE No.
01	Bradesco Bank			-	-
02					
03					
04

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

02 - FILING
01 - NUMBER

01.01 - IDENTIFICATION

01.04 - DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)

1 - NAME Fabio de Oliveira Barbosa				
2 - FULL ADDRESS (STREET, No. AND COMPLEMENT) Avenida Graça Aranha, 26 - 18th floor			3 - QUARTER OR DISTRICT Centro	
4 - CEP (ZIP CODE) 20030-900	5 - MUNICIPALITY Rio de Janeiro		6 - FEDERAL UNIT RJ	
7 - AREA CODE (DDD) 21	8 - PHONE No. 3814-8888	9 - PHONE No. -	10 - PHONE No. -	11 - TELEX -
12 - AREA CODE (DDD) 21	13 - FAX 3814-8820	14 - FAX -	15 - FAX -	16 - E-MAIL fabio.barbosa@cvrd.com.br
17 – BRAZILIAN DIRECTOR YES	18 - TAX PAYER CARD 359.558.996-34	19 - PASSPORT		

01.05 - REFERENCE/AUDITOR

1 - LAST FISCAL YEAR START 01/01/2006	2 - LAST FISCAL YEAR END 12/31/2006
3 - CURRENT FISCAL YEAR START 01/01/2007	4 - CURRENT FISCAL YEAR END 12/31/2007
5 - AUDITOR'S NAME Deloitte Touche Tohmatsu Auditores Independentes	6 - CVM CODE 00385-9
7 - NAME OF PARTER Marcelo Cavalcanti	7 - TAX PAYER CARD 335.905.597-72

01.06 - GENERAL DATA

1 - STOCK EXCHANGE WHERE IT IS REGISTERED

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - TRADING MARKET Stock Exchange	
3 - SITUATION Operational	
4 - ACTIVITY CODE 1030 - MINERAL EXTRACT	
5 - MAIN ACTIVITY IRON ORE EXTRACT, DRESSING AND TRADE	6 – PREFERRED SHARES COMPRISE CLASS YES

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.01.01 — PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

		3 - TAXPAYER	4 - ELECTION	5 - TERM OF	6 -	7 INDICATED BY
1 - ITEM	2 - ADMINISTRATOR	CARD	DATE	OFFICE	CODE (*)	THE OWNER	8- CODE	7 - TITLE
01	Sérgio Ricardo Silva Rosa	003.580.198-00	04/16/2003	OGM 2009	2	YES	20	Chairman
02	Mário da Silveira Teixeira Júnior	113.119.598-15	04/16/2003	OGM 2009	2	YES	21	Vice-Chairman
03	José Ricardo Sasseron	003.404.558-96	04/27/2007	OGM 2009	2	YES	22	Member(Effective)
04	Jorge Luiz Pacheco	345.466.007-63	04/27/2005	OGM 2009	2	YES	22	Member(Effective)
05	Sandro Kohler Marcondes	485.322.749-00	04/27/2007	OGM 2009	2	YES	22	Member(Effective)
06	Renato da Cruz Gomes	426.961.277-00	04/25/2001	OGM 2009	2	YES	22	Member(Effective)
07	Hiroshi Tada	999.999.999-99	04/27/2005	OGM 2009	2	YES	22	Member(Effective)
08	Oscar Augusto de Camargo Filho	030.754.948-87	09/24/2003	OGM 2009	2	YES	22	Member(Effective)
09	Francisco Augusto da Costa e Silva	092.297.957-04	04/27/2005	OGM 2009	2	NO	22	Member(Effective)
12	João Batista Cavaglieri	394.850.647-72	04/27/2007	OGM 2009	2	YES	22	Member(Effective)
13	Luiz Mariano de Campos	012.251.117-49	04/27/2007	OGM 2009	2	YES	23	Member(substitute)
14	Paulo Soares de Souza	541.150.276-49	04/27/2007	OGM 2009	2	YES	23	Member(substitute)
15	Wanderlei Viçoso Fagundes	043.341.757-91	09/24/2003	OGM 2009	2	YES	23	Member(substitute)
16	Hidehiro Takahashi	949.725.917-49	04/27/2005	OGM 2009	2	YES	23	Member(substitute)
17	Rita de Cassia Paz Andrade Robles	905.684.437-72	04/27/2005	OGM 2009	2	YES	23	Member(substitute)
18	José Mauro Guahyba de Almeida	022.181.357-87	04/27/2005	OGM 2009	2	YES	23	Member(substitute)
19	Sérgio Ricardo Lopes de Farias	799.861.537-00	04/27/2005	OGM 2009	2	YES	23	Member(substitute)
20	Luiz Carlos de Freitas	659.575.638-20	04/27/2007	OGM 2009	2	YES	23	Member(substitute)
21	Caio Marcelo de Medeiros Melo	376.763.691-34	04/27/2007	OGM 2009	2	YES	23	Member(substitute)
22	João Moisés de Oliveira	090.620.258-20	09/24/2003	OGM2009	2	YES	23	Member(substitute)
23	Roger Agnelli	007.372.548-07	07/18/2001	05/24/2009	1		10	Chief Executive Officer

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

24	Fabio de Oliveira Barbosa	359.558.996-34	05/15/2002	05/24/2009	1 1	9	Chief Financial Officer
25	José Carlos Martins	304.880.288-68	04/22/2004	05/24/2009	1 1	9	Executive Officer (Ferrous Minerals)
26	Gabriel Stoliar	402.763.927-87	10/24/2001	05/24/2009	1 1	9	Executive Officer (Planning & Business Development)
27	Murilo Pinto de Oliveira Ferreira	212.466.706-82	04/20/2005	05/24/2009	1 1	9	Executive Officer (Nickel, Marketing, & Sales of Copper and Aluminum)
28	José Auto Lancaster Oliveira	312.786.717-49	09/30/2004	05/24/2009	1 1	9	Executive Officer (Copper, Coal & Aluminum)
29	Eduardo de Salles Bartolomeo	845.567.307-91	12/22/2006	05/24/2009	1 1	9	Executive Officer (Logistics)
30	Carla Grasso	313.335.241-53	10/24/2001	05/24/2009	1 1	9	Executive Officer (Human Resources and Corporate Services)
31	Tito Botelho Martins	501.888.956-04	04/20/2006	05/24/2009	1 1	9	Executive Officer (Corporate Affairs & Energy)

(*) Code:	OGM — Ordinary General Meeting / BDM — Board Of Directors Meeting / EGM — Extraordinary General Meeting 1 — Belongs only to the executive board / 2 — Belongs only to the board of directors / 3 — Belongs to the both the board of directors and executive board.

\

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.01.02 — PRESENT COMPOSITION OF THE FISCAL COUNCIL

1- FISCAL COUNCIL INSTALADO	2- PERMANENTE
YES	NO

3 ITEM	4 NAME OF MEMBER	5 TAXPAYER CARD	6 - ELECTION DATE	7 - TERM OF OFFICE	8 - CODE	9 - TITLE
01	Aníbal Moreira dos Santos	011.504.567-87	07/19/2005	OGM 2008	43	Member of Fiscal Council(effective) elect by maiority common stockholders
02	Marcelo Amaral Moraes	929.390.077-72	04/28/2004	OGM 2008	43	Member of Fiscal Council(effective) elect by maiority common stockholders
03	Oswaldo Mário Pêgo de Amorim Azevedo	005.065.327-04	07/19/2005	OGM 2008	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
04	Marcos Coimbra	005.596.447-87	04/27/2006	OGM 2008	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
06	José Bernardo de Medeiros Neto	005.573.740-49	04/27/2005	OGM 2008	43	Member of Fiscal Council(effective) elect by maiority common stockholders
07	Bernard Appy	022.743.238-01	04/27/2006	OGM 2008	44	Member of Fiscal Council(effective) elect by preferred stockholders
08	Tarcísio José Massote de Godoy	316.688.601-04	08/18/2004	OGM 2008	47	Member of Fiscal Council(substitute) elect by preferred stockholders
09	Not appointed	999.999.999-99	01/01/0101	Not appointed	46	Member of Fiscal Council(substitute) elect by maiority common stockholders

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
SÉRGIO RICARDO SILVA ROSA. Born on 06/23/1959, enrolled with the CPF under nº 003.580.198-00, has a degree in Communication/Journalism from São Paulo University, Mr. Rosa has been a member of the Board of Directors since April 2003, and his mandate extends to the 2009 Annual Shareholders ´ Meeting. He was nominated Chairman of the Board of Directors in May 2003. Mr. Rosa is currently Chief Executive Officer of Caixa de Previdência dos Funcionários do Banco do Brasil -“Previ, a position he has held since 2000. He is also director of Valepar, Brasil Telecom Participações, since December 2000, and Sauípe S.A., since May 2001, Chairman of the Board of Directors of Litel Participações S.A.. Before joining Previ, Mr. Rosa acted as the President of the National Confederation of Bank Workers from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was an alderman of the municipality of São Paulo. The shareholder VALEPAR S.A nominated him.
MÁRIO DA SILVEIRA TEIXEIRA JÚNIOR. Born on 03/04/1946, enrolled with the CPF under nº 113.119.598-15, graduated in Civil Engineering and Business Administration from the Mackenzie University — São Paulo. Mr. Teixeira has been the Vice-Chairman of the Board of Directors of Companhia Vale do Rio Doce (CVRD) since May 2003, with a mandate that lasts up to the 2009 Annual Shareholders’ Meeting. Mr. Teixeira has worked in the Bradesco Group since 1971. In this period he has held important positions, including the Executive Vice-Presidency of Banco Bradesco S.A. In 1992 he became Manager, in 1998 Vice-President and from March 1999 until July 2001 he was a member of the Board of Directors. He was Chief Executive Officer of Bradespar S.A. from July 2001 to March 2002. In March 2002 he returned to the Board of Directors of Bradesco S.A. Currently he is Vice-Chairman of the Board of Directors of Banco Bradesco S.A. and of BES Investimento do Brasil S.A. — Banco de Investimento and a member of the Board of Directors of VBC Participações S.A.; VBC Energia S.A.; Bradespar S.A.; Companhia Paulista de Força e Luz — CPFL; CPFL Energia S.A.; CPFL Geração de Energia S.A., Valepar, and a Non-Voting Member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., with a head office in Lisbon, Portugal. Mr. Texeira was the Vice-President of ANBID (Associação Nacional dos Bancos de Investimento — the National Association of Investment Banks) and a director of ABRASCA (Associação das Companhias Abertas — Association of Joint Stock Companies) and a member in the Board of Directors of the following companies: Globo Cabo S.A., Latasa S.A., CSN, São Paulo Alpargatas S.A., and Tubos e Conexões Tigre S.A. Nominated by the shareholder VALEPAR S.A.
JOSÉ RICARDO SASSERON. Born on 03/17/1956, enrolled with the CPF under o nº 003.404.558-96, Mr. Sasseron received his bachelor’s degree in history from the Universidade de São Paulo. Mr. Sasseron joined our Board of Directors in April 2007, and his mandate extends to the 2009 Annual Shareholders’ Meeting. Mr. Sasseron began his career in 1980 at Banco do Brasil. From 1996 to 1998, he was chairman of the fiscal council of Previ. In 2001, he was a member of the Conselho de Gestão e Previdência Complementar (CGPC) and was president of the Associação Nacional dos Participantes de Fundo de Pensão (ANAPAR). From 2005 to 2007, he was chairman of the board of directors of Sauípe S.A., and in 2004 he returned to Previ, where he was a member of the Conselho Deliberativo until 2006. Mr. Sasseron is currently an officer of Previ. The shareholder VALEPAR S.A nominated him.
JORGE LUIZ PACHECO. Born on 10/23/1954, enrolled with the CPF under nº 345.466.007-63, o Mr. Pacheco is a full member of the Board of Directors, whose mandate extends to the 2009 Annual Shareholders’ Meeting. He has held the position of alternate member of the Board of Directors of CVRD since 2002. In 1973, Mr. Pacheco joined Banco do Brasil S.A., where he worked in the Corporate area and in Capital Market Management. Since December 2000, he has worked in PREVI (The Social Insurance Fund of Employees of Banco do Brasil), where he acted as the Manager of strategic investments, responsible for monitoring investments in the Vale do Rio Doce Company. Mr. Pacheco is a member of the Board of Directors of Valepar S.A. and of Litel Participações S.A. In addition, he has held a position in the Fiscal Council of the Companhia Siderurgica Belgo-Mineira. He has a degree in Economics from the Economic Sciences Faculty (FCPE) of Cândido Mendes/RJ, has an Executive MBA in Finance from IBMEC/RJ, an Executive MBA in Business Administration from IBMEC/RJ and a post-graduation course in Corporate Governance from IBMEC/RJ. Nominated by the shareholder VALEPAR S.A.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
SANDRO KOHLER MARCONDES. Born on 04/16/1964, enrolled with the CPF under nº 485.322.749/00, Mr. Marcondes received his bachelor’s degree in business administration from the Universidade Estadual de Guarapuava and a master’s degree from the Fundação Getulio Vargas in São Paulo. Mr. Marcondes has joined our Board of Directors in April 2007, and his mandate extends to the 2009 Annual Shareholders’ Meeting. He is currently an officer of Banco do Brasil S.A., where he has worked in various capacities both in Brazil and abroad since 1982. Since 2005, he has been an officer of BB Leasing, Banco do Brasil Securities in New York, BB Securities in London and BB Tur. The shareholder VALEPAR S.A nominated him.
RENATO DA CRUZ GOMES. Born on 02/23/1953, enrolled with the CPF under nº 426.961.277-00, has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ), with a specialization degree from the Executive Management Development Program (SDE). Mr. Gomes has been a member of the Board of Directors since April 2001, and his mandate extends to the 2009 Annual Shareholders’ Meeting. He is also Executive Officer of Bradespar S.A. since 2000. From 1976 to 2000, Mr. Gomes held various positions in BNDES and for the last 15 years has been a member of the Board of Directors of several companies, such as Aracruz, Iochpe Maxíon, Bahia Sul, Globo Cabo and Latasa. He was also a member of the Advisory Council of Fator Sinergia (Fundo de Investimento de Valores Mobiliários em Ações — Share Investment Fund), and a member of the investment committee of the Bradesco Templeton Value and Liquidity Fund. Mr. Gomes is a Member of the Board of Directors and Executive Officer of Valepar, the latter since April 2001. Nominated by the shareholder VALEPAR S.A.
HIROSHI TADA. Born on 03/03/1945, with Passport number TG1817655, Mr. Tada has a degree in Mining Engineering from Kyoto University, Japan, and an Advanced Management Masters degree from Harvard. Mr. Tada has been a member of the Board of Directors since April 2005, with a mandate that lasts until the 2009 Annual Shareholders’ Meeting. Mr. Tada is currently Executive Vice-President of Mitsui & Co. Ltd. He has also held various positions in Mitsui & Co., Ltd, which he joined in 1968. Nominated by the shareholder VALEPAR S.A.
OSCAR AUGUSTO DE CAMARGO FILHO. Born on 03/09/1938, enrolled with the CPF under nº 030.754.948-87, has a degree in Law from the Faculty of São Paulo University, Mr. Camargo Filho has been a member of the Board of Directors since October 2003, and his mandate extends to the 2009 Annual Shareholders’ Meeting. Mr. Camargo Filho is currently a partner in CWA Consultoria Empresarial. From 1999 to 2003, he was Chairman of the Board of Directors of MRS Logística S.A.. From 1973 to 2003, he held various positions in the Caemi Group, including Chairman and member of the Board of Directors. From 1963 to 1973 he held various positions in Motores Perkins S.A., including Commercial Officer and Manager of Sales and Service. Nominated by the shareholder VALEPAR S.A.
FRANCISCO AUGUSTO DA COSTA E SILVA. Born on 09/06/1948, enrolled with the CPF under nº 092.297.957-04, Mr. Costa e Silva has been a member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Costa e Silva studied Law in the Guanabara State University, now the University of the State of Rio de Janeiro (UERJ) and has an Executive MBA from COPPEAD in the Federal University of Rio de Janeiro (UFRJ). Currently Mr. Costa e Silva is a partner in the law firm Bocater, Camargo, Costa e Silva — Advogados Associados, with head office in the city of Rio de Janeiro, as well as a member of the Board of Directors of Banco do Brasil S.A., and the Ethics Committee of the Association of Analysts and Professionals of Capital Markets (APIMEC) and the Development Council of the Pontifical Catholic University of Rio de Janeiro (PUC/RJ). Mr. Costa e Silva started his professional career in the National Social and Economic Development Bank (BNDES), where he has held various positions, including Executive-Officer of BNDES. He has also been on the Board of Directors of various institutions, such as Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., as well as the Board of Directors of the Social Insurance and Assistance Foundation of BNDES (FAPES) and the Rio de Janeiro Stock Exchange (BVRJ). Mr. Costa e Silva was Officer and also the President of the Brazilian Securities Commission (CVM). He was a member of the Currency and Credit Commission (COMOC) and of the Complementary Social Insurance Management Council. He presided the

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
Council of Securities Regulators of the Americas (COSRA) and was a member of the Executive Committee of the International Organization of Securities Commissions — (IOSCO), both international organizations that bring together securities commissions from various countries in the world. Nominated by the shareholder VALEPAR S.AERIK PERSSON. Born on 11/03/1954, enrolled with the CPF under nº 148.409.280-53, Mr. Persson has a degree in Economics from the Federal University of Rio Grande do Sul (UFRGS). He has been a member of the Board of Directors since April 2001, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Persson was a Planning Officer at Previ from June 2000 to May 2003, and has been serving as a Pension Officer since June 2003, and has worked in Banco do Brasil S.A. since 1977. Mr. Persson also has been a director of Valepar and Previ since April 2001. He has held the positions of Union Training Officer and the Union Organization SEEB Officer and Legal Issue Officer and FEEB Press and Communication Officer, both in Rio Grande do Sul, since 1990. Nominated by the shareholder VALEPAR S.A.
JOÃO BATISTA CAVAGLIERI. Born on 02/10/1956, enrolled with the CPF under nº 394.850.647-72, Mr. Cavaglieri joined the Board of Directors in April 2007, and his mandate extends to the 2009 Annual Shareholders’ Meeting. Since 1990, Mr. Cavaglieri has been a union leader, and in 1996 he became president of the Espírito Santo and Minas Gerais Railway Employees Union, which represents the employees living in Vitória and along Estrada de Ferro Vitória-Minas (EFVM). Nominated by the employees of CVRD.
LUIZ MARIANO DE CAMPOS. Born on 01/19/1942, enrolled with the CPF/MF under nº 012.251.117/49, has a degree in Administration from Faculdade de Administração da Guanabara, has a postgraduate degree in Competitive Intelligence from UFRJ and has also attended several other courses. Mr. Mariano has been a member of the Board of Directors since April 2007, and his mandate extends to the 2009 Annual Shareholders ´ Meeting. Since 1995, Mr. Mariano acted as a member of the Board of Directors of Petroflex Indústria e Comércio S.A. (Petroflex), Companhia Petroquímica do Nordeste S.A. (Copene) and Centrais Elétricas Brasileiras S.A. (Eletrobrás), and also acted as a member of Fiscal Council of Telemar Participações S.A., Newtel Participações S.A. and Tele Norte Leste Participações S.A. Between 1998 and 2005, he has rendered consulting services to Sérgio Porto Consultoria Ltda., Instituto Brasileiro de Capital Intelectual Ltda. and to United Nations Development Program (PNUD). He joined Banco do Brasil S.A. in 1963 where he held various positions, including in the international area, such as vice-presidency/ general management, where he stayed until 1992. In 1989, he worked at the Ministry’s of Finance External Loans Commission. The shareholder VALEPAR S.A nominated him.
PAULO SOARES DE SOUZA. Born on 04/29/1964, enrolled with the CPF/MF under nº 541.150.276-49, Mr. Souza has been an alternate member of the Board of Directors since April 2007, and his mandate extends to the 2009 Annual Shareholders ´ Meeting. Since 1997, Mr. Souza has been a Union Leader and in 2003 he has become president of Itabira Mining Union, which represents CVRD employees in Itabira, besides other companies at this location, which render services to CVRD. Nominated by the employees of CVRD.
WANDERLEI VIÇOSO FAGUNDES. Born on 05/05/1946, enrolled with the CPF under nº 043.341.757-91. Mr. Fagundes has a degree in Economics from the State University of Rio de Janeiro (UERJ) and an Accounting Technician’s Course from the Getúlio Vargas Foundation. He did a post-graduate course in the Business Management Program of Columbia University, USA and in the Advanced Management Program of Insead, France. Mr. Fagundes has been an alternate member of the Board of Directors since September 2003, and his mandate extends to the 2009 Annual Shareholders’ Meeting. Currently, Mr. Fagundes is a business consultant, a partner in CWH Consultoria Empresarial. From 1994 to 2003, he was President of SINFERBASE (the Union of the Iron Ore and Basic Metal Mining Industry). He has worked in various areas in companies in the Caemi Group, where in 1984 he assumed the position of Officer of Control of Minerações Brasileiras Reunidas S.A. (MBR), to which he later added the position of Financial Officer. In 1990 he became an officer of the Caemi Group in 1990, assuming the presidency of Caemi in 2000. He was Financial and Investor Relations Officer of Caemi from 2001 to 2003. He was a member of the Board of Directors of the companies in which Caemi holds capital, as follows: Minerações Brasileiras Reunidas S.A. (MBR), Cadam S.A., MRS Logística S.A. and Quebec Cartier Mining Co. Nominated by the shareholder VALEPAR S.A.

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HIDEHIRO TAKAHASHI. Born on 02/03/1956, enrolled with the CPF under nº 949.725.917-49, Mr. Takahashi has a degree in Political Science and Economics from Waseda University. Mr. Takahashi has been an alternate member of Board of Directors since April 2005, with a mandate that extends to the 2009 Annual Shareholders’ Meeting. Currently, Mr. Takahashi is the Executive Vice-President of Mitsui Brasileira Importação e Exportação S.A., where he has worked in the Metallic Raw Materials and Iron Ore departments. He joined Mitsui & Co., Ltd. in 1980, where he has held position of, amongst others, General Department Manager of the Iron Ore Division. Nominated by the shareholder VALEPAR S.A.
RITA DE CÁSSIA PAZ ANDRADE ROBLES. Born on 01/03/1967, enrolled with the CPF under nº 905.684.437-72, Ms. Robles has a master degree in International Relations from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), is an Economist and has a post-graduation degree in Finance from IBMEC-RJ. Mrs. Robles has been an alternate member of the Board of Directors since 2005, and her mandate extends to the 2009 Annual Shareholders’ Meeting. Ms. Robles is the Manager of Benefit and Earnings Payment Administration of PREVI (Caixa de Previdência dos Funcionários do Banco do Brasil — Previ”. She worked in the area of Investment Planning in Previ from 1999 to 2004 as a Senior Technician. She was assigned by the Banco do Brasil to the Ministry of Economy, Finance and Planning between 1989 and 1992, when she worked in Cacex and in Planning Assistance and from 1993 to 1999, in the Ministry of Industry, Commerce and Tourism. Nominated by the shareholder VALEPAR S/A.
JOSÉ MAURO GUAHYBA DE ALMEIDA. Born on 03/14/1945, enrolled with the CPF under nº 022.181.357-87, Mr. Guahyba has a degree in Law from the Federal University of Rio de Janeiro and an Executive MBA from Banco do Brasil in Administration through USP-SP. Mr. Guahyba has been an alternate member of Board of Directors since April 2005, and his mandate extends to the 2009 Annual Shareholders’ Meeting. In 1964, Mr. Guahyba joined Banco do Brasil S.A., and has held the positions of Chief Coordinator of International Capital Holdings, Chief of Staff of the International Vice President and Assistant Manager and Acting Manager in the Brussels Branch and General Manager of the Cinelândia Branch (RJ), and retired in 1994. He represented Banco do Brasil abroad in banks in France and Panama. He represented PREVI in the Board of Directors of the Companhia Siderúrgica Nacional, as an alternate, from 1995 to 1997, in SAMITRI S.A. Mineração da Trindade, as a full member from 1995 to 2001 and in the Belgo-Mineira Steel Company, as a full member from 2001 to 2005. Nominated by the Shareholder VALEPAR S.A.
SERGIO RICARDO LOPES DE FARIAS. Born on 10/09/1964, enrolled with the CPF under nº 799.861.537-00, Mr. Farias has a degree in Education from Rio de Janeiro University, a post-graduate degree in University Staff Training from Rio de Janeiro University and an MBA in Social Responsibility and the Third Sector from the Institute of Economics of UFRJ. Mr. Farias has been an alternate member of the Board of Directors since April 2005, with a mandate that extends to the 2009 Annual Shareholders’ Meeting. Mr. Farias has been a member of the Audit Committee of PREVI (2000-2002), a member of the Audit Committee of INVEPAR (2001-2004) and a full member of the Audit Committee of VCP (2003-2004). In 1979, Mr. Farias joined Banco do Brasil S.A., as a junior trainee and has been a permanent member of the administrative staff of the Bank since 1983. Mr. Farias is the Officer of Administration and Assets of the Federation of Bank Workers of Rio de Janeiro and Espírito Santo, a member of the Deliberative Board of the National Association of Participants in Pension Funds, a member of the Council of Users of the Assistance Fund for Banco do Brasil Employees and a member of the Company Commission of Banco do Brasil Employees. Nominated by the shareholder VALEPAR S/A.
LUIZ CARLOS DE FREITAS. Born on 09/02/1952, enrolled with the CPF/MF under nº 659.575.638-20, Mr. Freitas has been a member of the Board of Directors since April 2007, and his mandate extends to the 2009 Annual Shareholders ´ Meeting. From 2000 until 2007, Mr.

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Freitas has been Bradespar’s S.A. Superintendent. The shareholder VALEPAR S.A nominated him.
CAIO MARCELO DE MEDEIROS NETO. Born on 10/25/1972, enrolled with the CPF/MF under nº 376.763.691-34, Mr. Souza has a degree in Economics from Universidade de Brasília. Mr. Souza has been a member of the Board of Directors since April 2007, and his mandate extends to the 2009 Annual Shareholders ´ Meeting. From 2000 to 2001 Mr. Medeiros was a member of Investment Committee of Santander Private Equity Investment Fund, and a member to Tupy S.A. Fiscal Council. From 2003 to 2006 he was a member of Aço Villares Board of Directors and from 2005 to 2006 he was a member of Tecnologos S.A. Board of Directors. Since August 1998 Mr. Medeiros has held a variety of positions in Banco Nacional de Desenvolvimento (BNDES), and nowadays he is a Manager responsible for Capital Market. He is also a member to the board of directors of América Latina Logística and of Klabin. The shareholder VALEPAR S.A nominated him.
JOÃO MOISÉS DE OLIVEIRA. Born on 03/06/1945, enrolled with the CPF under nº 090.620.258-20, Mr. Oliveira has a degree in Economics, from the Faculty of Economics, Accounting and Actuarial Studies of the Pontifical Catholic University. Mr. Oliveira has been an alternate member of the Board of Directors of CVRD since April 2005, and his mandate extends to the 2009 Annual Shareholders ’ Meeting. He has already held the positions of member and alternate member of CVRD. He joined Banco Bradesco S.A. in 1962, where he has held various positions, such as Manager/Head of Department from 1982 to 1983 and Department Officer from 1992 to 2000. From 1983 to 1992 he was Officer of Bradesco Previdência e Seguros S.A. In 1984 he also assumed the position of Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where in 1985 he was nominated Chief Executive Officer, a position he held until 1992. He has been Chief Executive Officer of Bradespar S.A. and Bradesplan Participações S.A. He was a member of the Board of Directors of the following companies: COFAP (Companhia Fabricadora de Peças), Companhia Siderúrgica Belgo Mineira, Companhia Siderúrgica Nacional, Indústria Romi S.A., Metal Leve S.A. Indústria e Comércio, São Paulo Alpargatas S.A., Telecelular Sul Participações S.A. Tigre S.A. Tubos e Conexões, etc.. Nominated by the shareholder VALEPAR S.A.
ROGER AGNELLI. Born on 05/03/1959, enrolled with the CPF/MF under No. 007.372.548-07, Mr. Agnelli is an economics graduated by Armando Álvares Penteado Foundation — FAAP, São Paulo. Roger Agnelli was appointed CEO and President of Companhia Vale do Rio Doce (CVRD) in July 2001. Prior to his appointment, he was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. Mr. Agnelli developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Bank Bradesco in 1998, remaining in that office until the year 2000; he also was President and CEO of Bradespar from March 2000 to July 2001. Due to his activities in the areas of investment, mergers and acquisitions, and asset management, he was a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio—LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia, and Serra da Mesa Energia. Mr Agnelli was also a director of UGB Participações and Vice-President of ANBID — Brazil’s National Association of Investment Banks. He is a member of the Economic and Social Development Council (CDES), an advisory body to the President of Brazil, and a member of the International Investments Council, formed to advise the President of the Republic of South Africa, Dr.Thabo Mbeki. Mr Agnelli is a member of the board of directors of Asea BrownBoveri (ABB), of Spectra Energy Corporation and Suzano Petroquímica S.A. and vice-president of the board of the Brazilian Symphonic Orchestra and vice-president of the Centro Industrial of Rio de Janeiro. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE), a member of the board of directors of Petrobras — Petróleo Brasileiro S.A. and a member of the the Conselho Consultivo do Setor Privado—Conex.
FABIO DE OLIVEIRA BARBOSA. Born on 12/31/1960, enrolled with the CPF/MF under No. 359.558.996-34, Mr. Barbosa is an economics graduated by the Federal University of Minas Gerais, with a Master’s Degree in Economic Theory by the University of Brasília (UnB). He was elected Chief Financial Officer of CVRD in May 2002, with a term of office up to May 2007.Until May 2006, he was Chairman

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of the Board of Directors of Caemi. From April 2000 to March 2002, he held the position of member of the CVRD Board of Directors. Previously, he had been Chairman of the Board of Directors of Banco do Estado de São Paulo (“BANESPA”) and also served as board member of the following companies: Banco do Brasil S.A., Caixa Economica Federal, Companhia Siderúrgica de Tubarão and Telesp S/A- Telecomunicações de São Paulo. He was Secretary of the National Treasury at the Ministry of Finance, between July 1999 and April 2002, after having acted as Assistant Secretary of STN in charge of federal public debt administration from 1995 to 1999. From 1992 to 1995 he served as Advisor to the Executive Board of the World Bank, in Washington-DC, United States. From 1990 to 1992 he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was Economic Advisor and Head of the Macroeconomic Analysis Unit, at the Department of Economic and Social Planning of the Ministry of Planning. Prior to that time, Mr. Barbosa held several positions at IPEA (Ministry of Planning), Ministry of Industry and Commerce, Paraná State Development Institute, the Ministry of Labor and the Ministry of Applied Economy Research.
JOSÉ CARLOS MARTINS — Born on 02/05/1950, enrolled with the CPF/MF under No. 304.880.288-68. Mr. Martins has a B.A. degree in Economics from Pontifícia Universidade Católica de São Paulo (PUC — SP).In April 2004, Mr. Martins was originally appointed as CVRD’s Executive Officer of holdings, energy and business development and, in April 2005, Mr. Martins was appointed as an Executive Officer of our ferrous minerals division, with a term of office up to May 2005. Mr. Martins has over 30 years of experience in metal industry. He was an Officer and President of Aços Villares from 1986 to 1996, and Chief Managing Officer of the Steel area at Companhia Siderúrgica Nacional , from 1997 to 1999. In 1999, Mr. Martins became President of Latasa, one of the largest aluminum can producers in Latin America. Upon the purchased of Latasa by Rexam, a United Kingdom company, in 2003, Mr. Martins became President and Chief Executive Officer of Rexam’s South American beverage can division, Rexame Beverage Can South America.
GABRIEL STOLIAR. Born on 03/18/1954, enrolled with the CPF/MF under No. 402.763.927-87, Mr. Stoliar obtained a Production Engineering degree from the Federal University of Rio de Janeiro (UFRJ), a post-graduate degree in Production Engineering-industrial and transportation project area (PIT)-COPPEAD/UFRJ and an MBA/Executive-PDG/EXEC in Rio de Janeiro. Since October 2001, Mr.Stoliar was appointed as the Chief Planning and Control Officer of CVRD, and currently oversees business development and investments in the steel industry. In September 1997, Mr. Stoliar was originally elected Executive Officer of the Corporate Center and Investor Relations. In 1994, he was appointed director of BNDESPAR. He is also Director of Usiminas and Pará Pigmentos S.A. In 1991, he took over the position of Superintendent of Operating Division, responsible for the areas of Mining, Metallurgy, Chemicals, Petrochemical, Pulp and Paper of BNDESPAR. In 1988, he was appointed by BNDESPAR as Manager of Operations in the Capital, Electronics and Consumer Goods. In 1982, he was promoted to Manager of BNDES for the Project Area of FINSOCIAL. In 1978, he joined BNDES as Analyst in the area of Pulp, Paper and Petrochemicals. He started his career as a business organization analyst at the Institute of Economic and Management Development of Firjan — Federation of Industries of Rio de Janeiro.
MURILO PINTO DE OLIVEIRA FERREIRA. Born on 06/22/1953, enrolled with the CPF/MF under No. 212.466.706-82, Mr. Ferreira has a Business Administration degree from Getúlio Vargas Foundation of São Paulo (FGV — SP) and Business Administration post-graduate degree from Getúlio and has conducted post-graduate studies in several institutions in Brazil and abroad. He was appointed CVRD Inco’s President and Chief Executive Officer in January 2007 and continues to serve on the CVRD Executive Board. He oversees the Company’s nickel business, as well as marketing and sales of copper and aluminum products. He joined CVRD in 1977 and has a large experience in several areas of the Company, particularly in aluminum and ferroalloys. In 1998, he was appointed executive officer of Commerce and Finance at Vale do Rio Doce Alumínio S.A. — Aluvale, which was incorporated by CVRD in December 2003. From 2004 up to April 2005 he held the position of CVRD’s Aluminum Department Officer. He is Chief Executive Officer of Albras — Alumínio Brasileiro S.A. and Alunorte — Alumina do Norte do Brasil S.A., position occupied until March 2005, when he was elected Chairman of the Board of Directors. He is, still, member of the Board of Directors of Mining of Rio do Norte S.A. (MRN) and Valesul Alumínio S.A.

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JOSÉ AUTO LANCASTER OLIVEIRA. Born on 03/26/1947, enrolled with the CPF under No. 312.786.717-49, Mr. Oliveira is a Geologist graduate by the Federal University of Minas Gerais and has a Ph. D degree in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno, United States of America. He was appointed as an Executive Officer of the Non-Ferrous Mineral Division in September 2004 and currently oversees the Company’s coal business and aluminum operations.. Prior to that, he was exploration manager of the Brazilian branch of British Petroleum in the period from 1985 to 1989. He is Officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A., and also a member of the Board of Directors of Canico Resources Corp.
EDUARDO DE SALLES BARTOLOMEO. Mr. Bartolomeo was appointed as an executive officer of our logistics division in December 2006. Previously, Mr. Bartolomeo served as logistics operations department officer from January 2004 to July 2006. Thereafter, Mr. Bartolomeo worked as CEO of PETROFLEX from August to December 2006. He started his career at COSIPA — Cia. Siderúrgica Paulista — as a trainee in 1988 and was promoted to head officer of the slab conditioning and conversion department, in 1989, where he stayed until1991. From 1994 to 2003, Mr. Bartolomeo worked for AMBEV — Cia. de Bebidas das Américas, where he held a variety of positions, including regional plant officer. Mr. Bartolomeo obtained a metallurgical engineering degree from the Universidade Federal Fluminense — UFF and an MBA from the Catholic University of Leuven, Belgium.
CARLA GRASSO. Born on 02/03/1962, enrolled with the CPF/MF under No. 313.335.241-53, Mrs. Grasso has both a B.A. and a M.A. degree in Economics from the University of Brasília (UnB). Mrs. Grasso was appointed Executive Officer of the Human Resources and Corporate Services Area of CVRD, in October 2001, with a term of office up to May 2007. Mrs. Grasso had already acted as CVRD’s personal management and IT Officer to CVRD’s Corporate Center, from December 1997 to October 2001. Before joining CVRD, Mrs. Grasso acted as secretary of the Brazilian Supplementary social security office. From January 1994 to November 1997, as advisor to the Ministry of Social Security, from December 1992 to December 1993, as deputy coordinator of fiscal policy at the Ministry of Finance, from October to December 1992; as finance advisor and coordinator of the Macroeconomics and Social areas of the Brazilian Presidency Office, from March 1990 to October 1992, as advisor to the Minister of Planning, from November 1988 to March 1990; and as advisor to the Presidency of Sebrae — Serviço Brasileiro de Apoio a Pequena e Media Empresa, from January to November 1988. In 1997, she was appointed an Executive Officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social (FVRD).
TITO BOTELHO MARTINS JÚNIOR. Born on 09/24/1962, CPF/MF under nº 501.888.956-04. Mr. Martins was appointed as an executive officer of the corporate affairs area in April 2006, and currently oversees the Company’s energy investments. Mr. Martins has a B.A. degree in economics from the Universidade Federal de Minas Gerais (UFMG), masters in Administration from IEAD/UFRJ and has conducted post-graduate studies in several institutions in Brazil and abroad. Mr. Martins joined CVRD in 1985 and has broad experience in corporate finance issues. He was CVRD’s Head officer of the Corporate Finance department between August 1999 and September 2003 and also chief financial officer of FCA. Mr. Martins has served in a variety of positions in companies affiliated to CVRD, such as FCA, Samarco, Ferroba n, Açominas, Gulf Industrial Investment Corporation, Itabrasco and Hispanobrás. From October 2003 until December 2006 Mr. Martins was the Chief Executive Officer of Caemi. From September 2004 until March 2007, Mr. Martins was also the chief executive officer of MBR.
ANÍBAL MOREIRA DOS SANTOS. Born on 08/26/1938 and enrolled with the CPF under No. 011.204.567-87, Mr. Santos was elected as a

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member of the CVRD Fiscal Council since July 2005, and shall hold this position until the Shareholders’ Meeting in 2008, having occupied the position of alternate member of Fiscal Council from April to July of 2005. He holds masters in Technical Accountancy by Fundação Getúlio Vargas Technical School. From 1962 to 1965, he held the position of Senior Auditor at Arthur Andersen. Mr. Santos has already integrated the Fiscal Council of Cadam S.A., from 1999 to 2003. Furthermore, he was an Alternate Member of the Board of Directors Empreendimentos Brasileiros de Mineração S.A. and of Minerações Brasileiras Reunidas S.A.. He was also Member of the Executive Office of Caemi Canadá Inc., Caemi Canadá Investments Inc., Caemi International Holdings BV, Caemi International Investments NV and CMM Overseas Ltd. He joined Caemi Group in 1965, where he held several positions, among them, Chief Accounting Officer, from 1983 to 2003. The shareholder VALEPAR S.A nominated him.
MARCELO AMARAL MORAES. Born on 07/10/1967 and enrolled with the CPF under No. 929.390.077-72, Mr. Moraes holds a Bachelor’s Degree in Economics from the Federal University of Rio de Janeiro — FEA/UFRJ (1990) and a Master’s Degree in Business Administration from the Federal University of Rio de Janeiro — COPPEAD/UFRJ (1993). Mr. Moraes is a current member of the Fiscal Council since April 2004 and holds this office until the next Shareholders’ Meeting in 2008. He worked for several years in areas regarding mergers and capital acquisition for the Banks Bozano, Simonsen and Cindam. He was an alternate member of the Boards of Directors of Companhia Vale do Rio Doce, in 2003 and Net Serviços Comunicação, in 2004.He joined Darby Stratus in August 2006 as Director responsible for the development of Darby Brazil Mezzazine Fund. Prior to joining Darby, Mr. Moraes worked at Bradespar S.A. as an Investment Manager for six years, since 2000. The shareholder VALEPAR S.A nominated him.
OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO. Born on 06/23/1941 and enrolled with the CPF under No. 005.065.327-04, Mr. Amorim holds a Bachelor’s Degree Industrial and Production Engineering from the Pontifical Catholic University of Rio de Janeiro. He was elected as alternate member of the CVRD Fiscal Council since July 2005 with a term of office until the next Shareholders’ Meeting to be held in 2008, having occupied the position of member of the Fiscal Council of CVRD from April/2004 to July/2005. In addition, he has held the position of Vice President of International Operations for Sul América Seguros (Insurance Company) since January/1996 and Vice President of the National Federation of Private Insurance and Capitalization Companies (FENASEG). From Janeiro/1964 to March/1975 he held the position of engineer at CVRD. From 1975 to the present date he has held several positions in the area of insurance, among which are Officer of Planning for Sul América Seguros and Executive President of Sul América Unibanco Segurador (Insurance Company), an association between Sul America and Unibanco, nominated by the shareholder VALEPAR.
MARCOS COIMBRA. Born on 03/1944, CPF under nº 005.596.447-87. Mr. Coimbra was elected as a member of the fiscal council of CVRD in April 2006. Mr. Appy received a B.A. in Economics from the Universidade do Estado do Rio de Janeiro, and concluded his masters and especializations in educational administration at Universidade Metodista de Piracicaba. From 1971 to 2000, Mr. Coimbra was a professor of Economics at Universidade Cândido Mendes, and, from 1993 to 1995, he was chief of the Quantitative Theory Departament of Universidade do Estado do Rio de Janeiro. From 1987 to 1993, Mr. Coimbra held a director position at Associação dos Diplomados da Escola Superior de Guerra, where he had been previously chief of the Economics Issues Department from 1986 to 1994. Mr. Coimbra also was a especial consultant for of the Assembléia Legislativa do Estado do Rio de Janeiro, from 1995 to 2003. Mr. Coimbra was also an officer of Centro Universitário Bennett e and of Planec Ltda, as well as member of the board of Grande Oriente do Brasil. Appointed by VALEPAR S.A
JOSÉ BERNARDO DE MEDEIROS NETO. Born on 05/26/1938, enrolled with the CPF under No. 055.573.740-49, Mr. Medeiros Neto has a degree in law from Universidade Federal do Rio Grande do Sul. Mr. Medeiros is a member of the Fiscal Council since April/2005 and shall hold this term of office until the next Shareholders’ Meeting to be held in 2008. Mr. Medeiros Neto is a retired employee of the Banco do Brasil where he worked from April 1957 until 1974, and held various positions. He held the position of Executive Vice-President of the Rio Grand do Sul State Development Bank (BADESUL) from 1975 to 1980, working in the administration and operations area. He was Chief Executive Officer of the Banrisul Financeira S.A. from 1980 to 1982.. Currently holds the position of President of the AFABB-RS and ANABB the association of former employees of Banco do Brasil S.A. He was the president of Previ’s Fiscal Council from 2002

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to 2006 and of Gerdau from 2003 to 2005 and is currently editing a book about fiscal councils in companies and pension funds. The shareholder VALEPAR S.A nominated him.
BERNARD APPY. Born on 02/02/1962, CPF/MF under nº 022.743.238-01, Mr. Appy was appointed as a member of the fiscal council of CVRD in April 2006 and his mandate extends to the 2008 Annual Shareholders Meeting. Mr. Appy received a B.A. in Economics from the Universidade de São Paulo — FEA/USP, and concluded M.A. classes in Economics at Universidade Estadual de Campinas —UNICAMP. Since April 2006 he holds the office of Deputy Minister of the Ministry of Finance of Brazil, which he previously held from January 2003 to May 2005. From May 2005 to March 2006, he held the position of Secretary for Economic Policies at the Ministry of Finance of Brazil. Since 1997, Mr. Appy is a member of faculty of the Economics Department of the School of Business, Economics and Accounting of Pontifícia Universidade Católica de São Paulo — PUC-SP. From 1995 to 2002, he was a partner of LCA Consultores Ltda., a consulting firm in economics. Appointed by holders of preferred class “A” shares.
TARCÍSIO JOSÉ MASSOTE DE GODOY. Born on 04/5/1964 and enrolled with the CPF under No. 316.688.601-04 and holds a Bachelor’s Degree in Civil Engineering and a Graduate Degree in Geotechnology from the University of Brasilia, Mr. Godoy was elected alternate member of the CVRD Fiscal Council on August 2004, for a term of office until the next Shareholders’ Meeting to be held in 2008. Mr. Godoy is currently Assistant Secretary of the Brazilian National Treasury. He has held several positions in the federal government, particularly: General Coordinator for Assumption and Restructuring Liabilities and General Coordinator for Public Debt Administration with the Brazilian National Treasury; Assistant Secretary and General Coordinator of the Social Security and Welfare Ministry. He was Officer of the Social Security Foundation (GEAP) and Consultant for the Economic Commission for Latin American and Caribbean (CEPAL) and Century Economic Consultants. He participated in Fiscal Council as the Brazilian government’s representative in the following State companies: Siderurgia Brasileira S/A — (SIDERBRÁS), Companhia Estadual de Gás do Estado do Rio de Janeiro (CEG/RJ), Companhia Docas do Estados do Rio de Janeiro (CDRJ), the Social Security Data Processing Company (DATAPREV), Empresa de Telecomunicações do Rio de Janeiro (TELERJ), Banco do Brasil Investimento (BBI). He is currently a member of the Board of Directors of SERPRO, member of the Fiscal Council of Banco do Brasil — Distribuidora de Valores Mobiliários — BBDTVM, the Fiscal Council for the Federal Economists Foundation (FUNCEF). He was elected by the holders of Class A preferential shares.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.01 — EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

		APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
1 - BASIC EVENT	2 - DATE OF THE EVENT	3 - NATURAL PERSONS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENTS		6 - PREFERRED SHARES WITH RIGHT TO VOTE
OGM	04/27/2007	67,067	2,544	YES ☐	NO ☑	YES ☑	NO ☐	RESTRICT ☐
7 — PREFERRED SHARES WITH RIGHT TO VOTE
     PNA
8 — DATE OF THE SHAREHOLDERS’ AGREEMENTS
SHARES OUTSTANDING

COMMON		PREFERRED		TOTAL		15 - PREFERRED
9 - QUANTITY (UNITY)	10 - PERCENTUAL	11 - QUANTITY (UNITY)	12 - PERCENTUAL	13 - QUANTITY (UNITY)	14 - PERCENTUAL	CLASS	QUANTITY (UNITY)	PERCENTUAL
687,313,572	45.82	944,587,556	98.41	1,631,901,128	66.35	PNA	944,587,556	98.41

03.02 —	SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01

							8 -	CLASS					13 - SHAREHOLDERS'
1 -				5 - FEDERAL	6 - COMMON		PREFERRED	PREFERRED		10 - TOTAL		12 - SHAREHOLDING	AGREEMENT
ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	SHARES	9 - %	SHARES	11 - %	COMPOSITION	INTEREST	14 - CONTROLLER
001	BNDES PARTICIPAÇÕES S.A	00.383.281/0001-09	Brazilian	RJ	100,578,860	6.70	728,668	A	0.08	101,307,528	4.12	04/30/2007		NO
002	VALEPAR	01.772.413/0001-57	Brazilian	RJ	784,294,266	52.29	—		—	784,294,266	31.89	04/30/2007	—	YES
997	TREASURY STOCK	—	—	—	28,291,020	1.89	15,170,644	A	1.58	43,461,664	1.76	04/30/2007	—	NO
998	OTHERS	—	—	—	586,734,712	39.12	943,858,888	A	98.34	1,530,593,600	62.23	04/30/2007	—	NO
99	TOTAL				1,499,898,858	100.00	959,758,200	A	100.00	2,459,657,058	100.00	04/30/2007	—	—

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
002	VALEPAR	04/30/2007

1 -				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION
02002	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	315,982,596	49.00	99,568,944	71.41	415,551,540	52.99	04/30/2007
02004	Eletron S.A.	00.514.998/0001-42	Brazilian	RJ	188,718	0.03	—	—	188,718	0.02	04/30/2007
02003	Litela Participações S.A.	05.495.546/0001-84	Brazilian	RJ	—	—	39,862,884	28,59	39,862,884	5.08	04/30/2007
02006	Mitsui & Co., Ltd.		Japanese		117,644,142	18.24	—	—	117,644,142	15.00	04/30/2007
02001	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	74,250,000	11.52	—	—	74,250,000	9.47	04/30/2007
02005	Bradespar S.A.	03.847.461/0001-92	Brazilian	RJ	136,796,982	21.21	—	—	136,796,982	17.44	04/30/2007
02999	TOTAL				644,862,438	100.00	139,431,828	100.00	784,294,266	100.00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
02002	Litel Participações S.A.	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
02004	Eletron S.A.	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
02003	Litela Participações S.A.	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION
2003001	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	28.386.274	100,00	—	—	28.386.274	100,00	04/30/2007
2003999	Total				28,386,274	100,00	—	—	28,386,274	100,00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
02006	Mitsui & Co., Ltd.	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
001	BNDES Participações	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
02005	Bradespar S.A.	04/30/2007

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
04.01 — COMPOSITION OF THE SHARE CAPITAL
1 — Date of the last change: 04/27/2007

2 -		4 - NOMINATIVE STOCK		6 - QUANTITY OF	7 - SUBSCRIBED	8 - PAID-UP
ITEM	3 - SPECIFICATION	OR BOOK ENTRY SHARE	5 - FACE VALUE	SHARES (UNIT)	(R$ THOUSANDS)	(R$ THOUSANDS)
01	COMMON SHARES (BOOK SHARES)	BOOK ENTRY SHARE		1,499,898,858	17,074,400	17,074,400
02	CLASS A PREFERRED SHARES	BOOK ENTRY SHARE		959,758,200	10,925,600	10,925,600
03
				2,459,657,058	28,000,000	28,000,000

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
04.02 — SUBSCRIBED SHARE CAPITAL

		3 - SHARE CAPITAL	4 - VALUE OF ALTERATION	5 - ORIGIN OF	7 - NUMBER OF OUTSTANDING	8 - OUTSTANDING SHARES'
1 - ITEM	2 - DATE	(R$ THOUSANDS)	(R$ THOUSANDS)	ALTERATION	SHARES (UNITS)	VALUE (REAIS)
01	04/16/2003	6,300,000	1,300,000	Revenue Reserves
02	04/28/2004	7,300,000	1,000,000	Revenue Reserves
03	04/27/2005	14,000,000	6,700,000	Revenue Reserves
04	03/31/2006	19,492,401	5,492,401	Merged of shares
05	04/27/2007	28,000,000	8,507,599	Revenue Reserves
04.03 — STOCK SPLIT

	2 - FACE VALUE BEFORE	2 - FACE VALUE AFTER STOCK	3- QUATITY OF SHARE	4- QUATITY OF SHARE
1 DATE	STOCK SPLIT (Reais)	SPLIT (Reais)	BEFORE STOCK SPLIT	BEFORE STOCK SPLIT
04/27/2006			1,229,828,529	2,459,657,058
04.04 — AUTHORIZED STOCK CAPITAL

1 - NUMBER (UNITS)	2 - VALUE (REAIS)	3 - DATE OF AUTHORIZATION
5,400,000,000	0	04/27/2006
04.05 — ADDRESS OF THE PRINCIPAL OFFICE

1 - ITEM	2 - SPECIFICATIION	3 CLASS	4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
01	COMMON SHARES		1,800,000,000
02	PREFERRED SHARES	A	3,600,000,000

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
05.01 — TREASURY STOCK

					6 - QUANTITY TO BE	7 - AMOUNT TO BE PAID	8 - QUANTITY ACQUIRED	9 - AMOUNT PAID
1 - ITEM	2 - SPECIFICATION	3 - CLASS	4 - MEETING	5 - ACQUISITION TERM	ACQUIRED (UNITS)	(REAIS THOUSANDS)	(UNITS)	(R$ THOUSANDS)
01	COMMON		10/24/2001	3 MONTHS	20,164,574	—	28,291,020	131,103
02	PREFFERED		10/24/2001	3 MONTHS	82,157,232	—	15,170,644	659,122

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
06.01 — DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

					6 - NET PROFIT OR				10 - AMOUNT OF THE
				5 - END OF THE	LOSS IN THE PERIOD	7 - DIVIDENDS PER	8 - TYPE OF	9 - CLASS OF	DIVIDEND	11 - PAYMENT
1 - ITEM	2 - DIVIDENDS/INTEREST	3 - EVENT	4 - DATE	FISCAL YEAR	(R$ THOUSAND)	SHARE (R$)	SHARE	SHARE	(R$ THOUSAND)	DATE
13	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Common		205,793	04/30/2004
14	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Preferred	A	114,080	04/30/2004
15	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Common		502,466	10/29/2004
16	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Preferred	A	278,538	10/29/2004
17	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Common		269,982	10/29/2004
18	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Preferred	A	149,662	10/29/2004
19	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Common		179,988	10/29/2004
20	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Preferred	A	99,775	10/29/2004
21	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Common		816,951	04/29/2005
22	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Preferred	A	461,562	04/29/2005
23	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Common		886	04/29/2005
24	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Preferred	A	501	04/29/2005
25	Interest On Stockholders Equity	BDM	10/14/2005	12/31/2005	5,094,475	0.6800000000	Common		500,480	10/31/2005
26	Interest On Stockholders Equity	BDM	10/14/2005	12/31/2005	5,094,475	0.6800000000	Preferred	A	281,520	10/31/2005
27	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.3000000000	Common		223,584	10/31/2005
28	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.3000000000	Preferred	A	125,766	10/31/2005
29	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.5800000000	Common		434,438	10/31/2005
30	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.5800000000	Preferred	A	244,372	10/31/2005
31	Interest On Stockholders Equity	BDM	04/12/2006	12/31/2005	10,442,986	0.6661338690	Common		490,144	04/28/2006
32	Interest On Stockholders Equity	BDM	04/12/2006	12/31/2005	10,442,986	0.6661338690	Preferred	A	319,656	04/28/2006
33	Dividend	BDM	04/12/2006	12/31/2005	10,442,986	0.4791590250	Common		352,567	04/28/2006
34	Dividend	BDM	04/12/2006	12/31/2005	10,442,986	0.4791590250	Preferred	A	229,933	04/28/2006
35	Interest On Stockholders Equity	BDM	10/19/2006	12/31/2006	13,431,005	0.5587300800	Preferred	A	520,439	10/31/2006

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
06.01 — DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

					6 - NET PROFIT OR				10 - AMOUNT OF THE
				5 - END OF THE	LOSS IN THE PERIOD	7 - DIVIDENDS PER	8 - TYPE OF	9 - CLASS OF	DIVIDEND	11 - PAYMENT
1 - ITEM	2 - DIVIDENDS/INTEREST	3 - EVENT	4 - DATE	FISCAL YEAR	(R$ THOUSAND)	SHARE (R$)	SHARE	SHARE	(R$ THOUSAND)	DATE
36	Interest On Stockholders Equity	BDM	10/19/2006	12/31/2006	13,431,005	0.5587300800	Common		829,561	10/31/2006
37	Dividend	BDM	10/19/2006	12/31/2006	13,431,005	0.0153278290	Preferred	A	14,277	10/31/2006
38	Dividend	BDM	10/19/2006	12/31/2006	13,431,005	0.0153278290	Common		22,758	10/31/2006
39	Interest On Stockholders Equity	BDM	04/16/2007	12/31/2006	13,431,005	0.2572846560	Preferred	A	239,652	04/30/2007
40	Interest On Stockholders Equity	BDM	04/16/2007	12/31/2006	13,431,005	0.2572846560	Common		381,998	04/30/2007
41	Dividend	BDM	04/16/2007	12/31/2006	13,431,005	0.4334945350	Preferred	A	403,787	04/30/2007
42	Dividend	BDM	04/16/2007	12/31/2006	13,431,005	0.4334945350	Common		643,621	04/30/2007

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
06.03 — BYLAW DISTRIBUTION OF THE STOCK CAPITAL

		3 -	4 -		6-	7-		9 - PREVISION		11 - FIXED	12- MINIMUM		14-CUMULATIVE		16 -
1 -	2 - SHARE	SHARE	STOCK	5-	CONVERTIBLE	VOTING	8-TAG	FOR CAPITAL	10 -	DIVIDEND	DIVIDEND	13-	DIVIDEND	15-	VALUATION
ITEM	SPECIFICATION	CLASS	CAPITAL %	CONVERTIBLE	IN	RIGHTS	ALONG%	REFUND	PREMIUM	TYPE %	TYPE %	R$/SHARE	TYPE %	PRIORITY	BASIS	17-Observation
01	Common		60.98	No	-	Yes	80,00	No	No	MINIMUM	00.00	-	No	No	Adjusted Net Income	Tag Along as discloused in art. 254-A, law 6,404/76.
02	Preferred	A	39.02	No	-	Yes	-	No	No	MINIMUM	6,00	-	No	Yes	Stock Capital	As discloused in art. 5º paragraph 5º letter a), to a minimum 3% of the stockholders equity or 6% over interest of this class of share
06.04 — BYLAW ALTERATION

1 - DATE OF THE LAST CHANGE	2 - COMPULSORY DIVIDEND (% PROFIT)
04/27/2007	0,00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
07.01 — TOTAL REMUNERATION OF THE ADMINISTRATORS

1 - PROFIT SHARING	2 - OVERALL ADMINSTRATOR REMUNERATION	3 - FREQUENCY
NO	R$ 70,000 thousand	Annual
07.02- PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1-	DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 12/31/2006
2-	DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2005
3-	DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2004

4 - ITEM	5 - PARTICIPATIONS AND CONTRIBUTIONS	6 - AMOUNT PAID ON 12/31/2006	7 - AMOUNT PAID ON 12/31/2005	8 - AMOUNT PAID ON 12/31/20004
01	Profit Sharing
02	* Debenture Holders
03	* Employees
04	* Administrators
05	* Founders' Shares
06	Contributions
07	* Assistance Fund
08	* Pension Fund	186,000	191,000	138,000
09	* Others
10	Net Profit in The Fiscal Year	13,431,005	10,442,986	6,459,519
11	Net Loss in The Fiscal Year
*	OSM: Ordinary Shareholders Meeting

BDM: Board of Directors Meeting

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
07.03 — INVESTIMENTS IN AFFILIATED COMPANIES

		3 - CNPJ (CORPORATE
1 - ITEM	2 - NAME OF THE AFFILIATED	TAXPAYER NUMBER)	4 - TYPE	5 - PARTICIPATION %	6 - STOCKHOLDERS EQUITY	7 - COMPANY RATING
01	CVRD International S. A.	—	Subsidiary Closed Capital	100.00	40.90	Trade, Industry and Others

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	01
02 - ISSUE SERIAL NUMBER	08
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2006/045
04 - CVM REGISTRATION DATE	12/31/2006
05 - ISSUED SERIES	UN
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	11/20/2006 - 11/20/2013
10 - TYPE OF DEBENTURE	No Preference
11 - REMUNERATION CONDITION	CDI+0.25%
12 - PREMIUM/DISCOUNT	0
13 - FACE VALUE (Reais)	10,000
14 - AMOUNT ISSUED (Thousand Reais)	4,000,000,000
15 - NUMBER OF SECURITIES ISSUED	400,000
16 - OUTSTANDING (UNIT)	400,000
17 - IN TREASURY (UNIT)	0
18 - REDEEMED (UNIT)	0
19 - CONVERTED (UNIT)	0
20 - TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	05/20/2007

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	02
02 - ISSUE SERIAL NUMBER	06
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2002/04
04 - CVM REGISTRATION DATE	10/04/2002
05 - ISSUED SERIES	UN
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/08/1997
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	—
12 - PREMIUM/DISCOUNT	0,031087407
13 - FACE VALUE (Reais)	0.02
14 - AMOUNT ISSUED (Thousand Reais)	3,885,590
15 - NUMBER OF SECURITIES ISSUED	388,559,056
16 - OUTSTANDING (UNIT)	388,559,056
17 - IN TREASURY (UNIT)	—
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	—

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
08.01- CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	03
02 - ISSUE SERIAL NUMBER	07
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2006/044
04 - CVM REGISTRATION DATE	12/13/2005
05 - ISSUED SERIES	UN
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	11/20/2006-11/20/2010
10 - TYPE OF DEBENTURE	No Preference
11 - REMUNERATION CONDITION	101.75% CDI
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (Reais)	10,000
14 - AMOUNT ISSUED (Thousand Reais)	1,500,000,000
15 - NUMBER OF SECURITIES ISSUED	150,000
16 - OUTSTANDING (UNIT)	150,000
17 - IN TREASURY (UNIT)	—
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	05/20/2007

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2006
01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
CVRD was created by the Brazilian Federal Government on June 1st, 1942 and privatized on May 7th, 1997, when the Consórcio Brasil (Brazil Consortium), led by the National Steel Company — CSN, won a bid held at the Rio de Janeiro Stock Exchange, acquiring 41.73% of the Federal Government’s common stock for US$ 3,338 billion. Throughout its history, CVRD’s activities, once restricted to the Southeast, were expanded to the Northeast, Central-West, and North of Brazil, diversifying its mineral product portfolio and consolidating logistics services.
CVRD provides the global market with products used to make innumerable elements that are present in the every-day lives of millions of people around the world. Once they are exported to different countries, minerals undergo transformations as they are incorporated to local customs in the form of new, every-day consumer products — from cars and planes, from stoves to computers. They are widely used in building structures and foundations as well.
The purpose behind developing this widespread mineral prospecting program is to seek out high-quality business opportunities in-line with CVRD’s growth strategy, and provide new mineral reserves for the future.CVRD is currently in 14 Brazilian states and in 5 continents: Americas, Europe, Africa, Asia and Australasia. The development of a wide mineral research program aims to seek quality opportunities tuned with Vales’ growth strategy, ensuring new mineral reserves for the future.
Follow here the important facts of the history of one of the largest mining and metal companies of the whole world:
1901
- The Vitória — Minas Railway Company (CEFVM) is founded and inaugurated on 05/13/1904, on a stretch located between the Cariacica and Alfredo Maia stations.
1909
-The Brazilian Hematite Syndicate is created, with British capital.
 -The company acquires most of CEFVM’s stock and forms a union to explore the iron ore reserves of Minas Gerais.
1910
- The first plans are drafted for a railway extension to Itabira, finally completed in 1943.
1911
- The Brazilian Hematite Syndicate becomes the Itabira Iron Ore Company, owned by the entrepreneur Percival Farquhar.
1940
- Itabira Iron loads the first shipment of iron ore at the Vitória port, in July.
1941
- Under pressure, Percival Farquhar enters into partnership with Brazilian businessmen and transforms Itabira Iron into two Brazilian companies: Companhia Brasileira de Mineração e Siderurgia e Companhia Itabira de Mineração.
1942
- On June 1st, because of the Washington Agreements, Getúlio Vargas signs Decree-Law No. 4,352 and creates Companhia Vale do Rio Doce.
 - The new company, a Government-controlled corporation takes over Farquhar’s companies and the Vitória — Minas Railway.
1943
 - On January 11th, CVRD definitive board of directors holds meets and approves the Company’s by-laws. Administrative headquarters are established in Itabira, while the legal entity domicile is Rio de Janeiro. Israel Pinheiro is appointed the Company’s first president.
1945
- The construction of the mineral docks in Vitória (ES) is completed.
1949
 - CVRD is responsible for 80% of Brazil’s iron ore exports.
 - The Railway Research Center is created in Vitória, under the guidance of Eliezer Batista da Silva.
1950
- CVRD’s self-government is preserved despite Eximbank’s demand that the president’s authority be reduced to that of a mere supervisor.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
1952
- The Brazilian Government assumes definitive control of CVRD’s operational system.
1953
- Iron ore is shipped to Japan for the first time.
- CVRD uses a Brazilian ship for the first time, the Siderúrgica Nove, to ship minerals to the U.S.A.
1954
- CVRD re-assesses its commercial practices abroad and begins to deal directly with steel companies, without the intermediation of traders.
1955
- CVRD contracts the services of Companhia Boa Vista de Seguros (an insurance company) to provide medical, surgical, hospital, dental and specialized services to accident victims.
1956
- CVRD purchases the Linhares Forest Reserve from the government of the State of Espírito Santo, a total of 23 thousand hectares.
1959
- Inauguration of the Paul Dock, located at the port of Vitória, a joint venture between CVRD and the Government of Espírito Santo.
1960
- Companhia Siderúrgica Vatu (Vatu Steel Company), CVRD’s fist subsidiary, is created to process minerals and manufacture and sell sponge iron.
1962
- CVRD signs long-term contracts with Japanese steel companies and German mills.
- On October 2, the subsidiary of Vale do Rio Doce Navegação S.A. (Docenave) is incorporated.
1966
- The Tubarão Port (in Vitória, Espírito Santo) is opened.
1967
- Geologists from Cia. Meridional de Mineração, a United States Steel Corp. subsidiary, find iron ore in Carajás.
1969
- CVRD’s first palletizing plant is opened in Tubarão, with a two million-ton yearly production capacity.
1970
- An agreement makes CVRD the majority stakeholder in the Carajás enterprise, a joint venture with US Steel Co.
1971
- On July 7th a subsidiary fully owned by CVRD, the Rio Doce Geologia e Mineração S.A. (Docegeo) is opened with the mission of performing prospecting and mineral extraction services.
1972
- CVRD and US Steel found Valuec Serviços Técnicos to analyze the feasibility of the Carajás Project.
- CVRD signs a partnership agreement with Alcan Aluminium Ltd., a Canadian company, to extract bauxite in the Trombetas river region.
1973
- The first section of the Itabirito Concentration Mill is opened.
1974
- CVRD becomes the world’s largest iron ore exporter, with 16% percent of the transoceanic iron ore market.
1975
- For the first time, CVRD issues debentures in the international market, worth 70 million Marks, intermediated by the Dresdner Bank.
1976
- Decree 77,608 grants CVRD a concession for construction, use, and exploration of a railroad between Carajás and the Itaqui (Maranhão).
1977
- CVRD announces that it will give priority to the Carajás Project in order to begin exporting iron ore through the Itaqui Port, beginning in 1982.

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01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
1978
- The Carajás Project is reformulated and reduced to rather modest proportions, due to a decrease in the worldwide demand for iron ore.
- The construction of the Carajás railway begins.
1979
- The setting up of the Carajás Iron Project effectively begins, adopted as CVRD’s main strategic business objective.
1980
- The Federal Government approves the Carajás Iron Project and authorizes funding.
- CVRD incorporates Amazônia Mineração (Amza) and creates the Department for Management of the Carajás Iron Project Implementation (Sumip).
- The Ecology Technical Council (Geamam) is created, composed of scientist from Brazilian Universities.
1981
- The first mine-opening detonation takes place and the fist family moves to Carajás.
- On December 11, CVRD’s headquarters building in Rio de Janeiro is practically destroyed by a fire caused by a short on the 15th floor.
1982
- Valesul Alunmínio S.A. begins operations in Rio de Janeiro and CVRD enters in to the aluminum market, thereby helping reduce aluminum imports in Brazil.
1985
- On February 28th, Rodominas delivers the Carajás railway to CVRD.
- The Carajás Iron Project is inaugurated, increasing the production capacity of the company, which now has two separate logistics systems (North and South).
1986
- The Ponta da Madeira Sea Terminal (São Luis, Maranhão) begins operations.
1988
- CVRD refrains from using charcoal from native forests, becoming fully supplied by planted forests.
1989
- CVRD prepares the 1989-2000 strategic plan, focusing on globalization.
- A profit sharing program is implemented for CVRD employees.
1990
- The Linhares (Espírito Santo) Forest Laboratory construction and installation works are concluded. The lab is equipped for various types of biotechnological analysis and research.
1992
- Brazil’s first sustainable development project, the Forest Development Project, is presented at the ECO 92 Convention.
1993
- The Brazilian Economical Institute of the Getúlio Vargas Foundation considers CVRD to be Brazil’s first-ranking company.
1994
- In March, CVRD launches its American Depositary Receipts program, tradable in US over-the-counter market under the code CVROY.
1995
- CVRD is included the Brazilian Privatization Program through Decree 1,510, dated June 1st, signed by Brazil’s president.
1996
- On October 10th, the National Decentralization Program (CND) approves CVRD’s decentralization model.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
1997
- In the first year following privatization, CVRD attains a profit growth of 46% in relation to 1996.
- The “Back to the Future” program is launched, with the mission of supporting formal education, to enable all of CVRD’s employees to conclude junior-high school education.
- On January 22nd, Planning Minister Antônio Kandir announces that the bid for a controlling interest in CVRD will take place in April.
- On march 6th, the Brazilian Development Bank publishes the edict of the privatization of CVRD.
- The Brazilian Development Bank issues a guidebook on the privatization of CVRD.
- On may 6th, CVRD is privatized in a bid held at the Rio de Janeiro Stock Exchange.
- Valecom Consortium, belonging to the Votorantim Group, and Brazil Consortium, led by CSN, participated in the bid.
- The Brazil Consortium acquires 41.73% of CVRD’s common shares for 3,338,000 in currency. CVRD’s total price, due to the final bid, is R$ 12.5 billion.
- On May 12th, CSN’s president, Benjamin Steinbruch, is appointed president CVRD’s board of directors in an annual shareholder’s meeting.
- Jair Bilachi, of Previ, is appointed Vice-President.
1999
- CVRD has its highest profit ever: R$ 1.251 billion.
2000
- February 2nd — The Container Terminal is opened at the Sepetiba Port.
- In October, in a joint venture with Gulf Invest Corporation (GIC), Vale acquires the Gulf Industrial Investment Company (GIIC), located in Bahrain.
- December 5 — The Linhares Natural Reserve (ES) is officially opened for public visitation.
- The CVRD group produces 119.7 million tons of iron ore, a historic record.
2001
- The Vale Memory Project Data Base is launched in Rio de Janeiro, conceived, and produced by Museu da Pessoa.
- March 2001: Cross-shareholding interests involving CVRD and CSN were eliminated.
- CVRD enters into a consortium to build and operate two hydroelectric plants in Minas Gerais: Capim Branco I and II.
2002
- March 2002: The São Luiz Palletizing Plant is officially inaugurated.
- May 2nd: President Fernando Henrique Cardoso inaugurates the cornerstone for the Sossego Project.
- July 2002: The 25th anniversary of the Carajás operation, CVRD attains 5 million tons in iron ore production.
2003
- January 16: CVRD announces that it has created a partnership with Mitsui, a Japanese logistics company, for intermodal shipping services.
- February 2003: CVRD invests 2.5 million in Grande Rio, a Brazilian escola de samba (so-called samba school), which presents in its parade the theme of mining and the company’s history.
- March 31: CVRD acquires 50% of the shares of Caemi Mineração e Metalurgia S.A. (Caemi) for US$ 426.4 million.
- In 2003, it consolidated its entry in the international market and recorded 3.952 billion in foreign sales overall.
- CVRD recorded its greatest historic net profit in 2003: R$ 4.509 billion.Earnings per share were R$ 5.04 as interest on CVRD’s own capital, which amounted to R$1.930 billion.
- CVRD’s market capitalization value increases by US$ 10.7 billion in 1 year, amounting to 21.762 billion by the end of December 2003.
- During 2003, 67% CVRD’s share transactions were performed in the New York Stock Exchange, versus 33% in Bovespa.
In Brazil, no company had developed as many projects as CVRD, reinforcing its position as Brazil’s largest investor, by investing US$ 1.988 billion in 2003.
2004
- January 5: CVRD’s shares attain a historic profit record. Through this, the company’s market value exceeded R$ 23 billion.
- July 2: The Sossego mine is inaugurated, Brazil’s first copper mine, in Pará. The project, which was completed in record time, had 76% Brazilian manpower. CVRD’s copper mines are expected to be producing 650 thousand tons a year by 2010.
- The accumulated turnover in the first 9 months of this year is equal to US$ 6.051 billion, 57% more than the turnover in the same period in 2003. In the first 9 months, CVRD shipped 28.4 million tons to China, versus 19.3 million. CVRD’s last year turnaround was 21.8 billion tkus vs. 19.9 billion in the first nine months of 2004.
- November 2004: CVRD’s market value reached 25 billion.
2005
- Vale distributed R$ 3.1 billion in dividends and interests over own capital, equivalent to R$ 2.68 per share, another year record.
- Vale is the first Brazilian company with risk grade higher than the host country and the only one to have this acknowledgement by three different rating agencies: Investment Grade, awarded by Moody’s, on 07/08 and confirmed by Standard & Poors (10/10) and by Dominion Bond (05/30).

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01.01 — IDENTIFICATION

1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
-The company had net profit of R$ 10.4 billion/year, which exceeds in 61.6% that of 2004.
- The National Association of — Accountancy, Management and Finance Executives conferred to Vale, in 2005, the “Troféu Transparência” by the Fundação Instituto de Pesquisas Contábeis Atuariais e Financeiras (Fipecafi — USP) and Serasa.
- Vale negotiated in the year, at Bovespa (São Paulo Stock Exchange) and NYSE, the average bulk of 5.6 million of shares against 4.3 million in 2004, with an increase of 31%. The daily average value negotiated in 2005 added up to US$ 180.6 million, more than the double of the average value of the previous year, US$ 77.7 million.
- The Company was chosen by investment analysts, for the third consecutive time, in research, by the reputable magazine ‘Institutional Investor’, as the company that has the best corporate governance in the mining and metal industry of Latin America.
- On September 22, the launch of Vale Investir takes place, a program that allows Brazilian investors to reinvest automatically the resources received derived from the compensation to shareholders — dividends and/or interests over own capital — in the purchase of the Company shares.
- Vale is conferred the 2005 FINDES/CONSUMA Environment award in the category Environmental Education Projects held at Vale do Rio Doce Botanical Park, in Vitória-ES.
- In 2005, the net exports (exports minus imports) of the Company were around US$ 6.3 billion, which corresponded to 14.1% of the record surplus of the Brazilian trading transactions that year, of US$ 44.8 billion.
- Vale register a historic record in the production of iron ore, reaching the mark of 240,413 million tons, 10.3% over the produced volume in 2004, two hundred eighteen million tons.
- The Company consolidates its entrance in the copper industry, with the first whole year of operation at Sossego Mine and sales to 13 clients in 11 different countries.
- Sossego production exceeds, in 2005, the mark of 100 thousand tons of copper, totaling 107 thousand tons.
The Brazilian Association of Business Communications (Aberje) confers to Vale, on 12/08, Aberje Nacional Award of best Communication Company of the Year in the categories Special Events, External Communication Video, Internal e-news, Internet and Community Relationship, besides 19 regional awards, in several categories.
- ‘Mercado Comum’ magazine conferred to Vale the 7th Minas Desempenho Empresarial Award 2005, in the category Minas Gerais Biggest Companies/Greatest Exporter.
-Vale invested R$ 1.8 billion in the expansion and improvement of its logistics infrastructure and in the acquisition of 5,414 wagons and 125 trains for the use in the transportation of its products and general cargo for clients at Carajás Railway —EFC, Vitória to Minas Railway — EFVM and Centro-Atlântica Railway — FCA.
- Vale carries out the project ‘Cultura nos Trilhos’ celebrating 50 years of EFVM. The project promoted the artistic and cultural production in the cities that are part of the railway, with theater, dance, music and circus performances. Ten cities took part in the project: Vitória, Colatina, Fundão and Baixo Guandu — in Espírito Santo — and Aimorés, Resplendor, Conselheiro Pena, Governador Valadares, Nova Era and Itabira — in Minas Gerais.
- Professional Qualification and Training Center was the highlight of the trainee program, named ‘Caça Talentos’ Program. For 11 months, under the orientation of a company executive, 150 newly graduates took part in a program of theoretical and practical training.
- Vale is conferred the IR MAGAZINE AWARDS 2005 — BRAZIL- The Federation of Industries of Espírito Santo and the Higher Council for Environmental Affairs of FINDES conferred, in 2005, to Vale do Rio Doce Botanical Park, the FINDES/CONSUMA award.
- Vale was awarded, this year, by ‘Biodiversidade’ Magazine and for the research work developed by the Environmental Institute of Vale do Rio Doce — IAVRD.
2006
- January 4: The Hydroelectric Plant of Aimorés enters in full commercial operation mode, producing 140MW to the Brazilian Power System.
- January 10: CVRD and Petrobras sign an agreement memorandum to identify and evaluate business opportunities in Mozambique.
- March 28: CVRD inaugurates the new facilities of the Multimodal Terminal (Tercam), in Camaçari, state of Bahia.
- April 11: Port of Tubarão celebrates its 40th anniversary.
- April 24: Ponta da Madeira completes 20 years of excellence in cargo transportation.
- May 3: CVRD completes the share incorporation of its subsidiary Caemi, and now holds 100 % of the company’s capital stock.
- May 5: CVRD inaugurates the Vale Train, restoring the railroad section between Ouro Preto and Mariana (MG).
- May 10: CVRD inaugurates the Eliezer Batista Hydroelectric Plant in Aimorés, state of Minas Gerais.
- May 22: The Vale do Rio Doce Company obtains the BBB + investment rating from the Standard & Poor’s Ratings Services (S&P), which represents a two levels upgrading with regard to the BBB - rating the S&P granted thereto in October 2005.
- June: CVRD is awarded as Best Social Corporate Responsibility Company in the IR Magazine Brazil Awards 2006. The awarding is annually held by the IR Magazine, Revista RI and PR Newswire sponsored by the IBRI — Brazilian Institute of Relations with Investors.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.01 — A BRIEF HISTORY OF THE COMPANY
- June 5: CVRD is awarded two awards from the International Association of Business Communicators — IABC, in the categories Communication with Employees and Publication.
- June 20: CVRD and the Centronorte Logística Integrada inaugurate the Colatina Cargo Road and Rail Terminal in Maria Ortiz (ES), in the Estate of Espírito Santo.
- June 29: the risk classification agency Fitch Ratings rises the CVRD investment grade from BB + to BBB-.
- July 3: Vale buys 45.5 % of the Valesul Alumínio S.A. capital stock and now holds 100 % of the company’s capital stock.
- August 11: CVRD Announces INCO purchase offer.
- August 15: INCO announces starting of negotiations with CVRD.
- October 5: CVRD inaugurates the Brucutu Project, the world largest mining/plant complex in iron ore production initial capacity, located in the municipality of São Gonçalo do Rio Abaixo, in the state of Minas Gerais.
- October 24: CVRD announces purchasing of the INCO mining, one of the world leading nickel producers.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
     Performance and records
     The consolidation of CVRD Inco into the production figures of the CVRD group results in the largest-ever quarterly output from CVRD’s nickel operations: 69,000 tons of refined nickel.
     CVRD’s principal records in 2006:
     Shipments
•	Iron ore and pellets: 272.682 million tons;

•	Alumina: 3.207 million tons;

•	Primary aluminum: 510,000 tons;

•	Copper: 169,000 tons;

•	Potash: 733,000 tons;

•	Kaolin: 1.323 million tons;

•	Railroad transport General cargo for clients: 28.922 billion ntk (net ton kilometers).
One of the highlights of 2006 was that CVRD became China’s largest supplier of iron ore — the company shipped 77.873 million tons of iron ore to China in the year, 37.8% more than the 56.530 million tons it shipped in 2005.
The volume of ore shipped by CVRD to China has consistently increased. In 2004 exports to China were 19% of CVRD’s total iron ore sales. This percentage rose to 22.4% in 2005, and 28.6% in 2006.
Another highlight in iron ore shipments in 2006 was Japan, which bought 28.655 million tons of iron ore from CVRD in the year — 8.3% of the company’s total sales. This percentage was followed by France, with 4.4%; South Korea, with 3.7%; and Italy, with 3.4%. Sales to Brazil, 46.582 million tons, were 17.1% of CVRD’s total sales volume in the year.
As well as its record iron ore output, in 2006 CVRD was also able to report an all time record output of alumina, copper, potash and kaolin — increases from the previous year, respectively, of 53.2%, 12.8%, 14.2% and 11.1%.
     Ferrous ores
CVRD’s revenues from ferrous minerals in 2006 — iron ore, pellets, manganese and ferro alloys — was R$ 27.6 billion, 10.9% more than the R$ 24.9 billion total of 2005.
Vigorous growth in global demand for iron ore and pellets, and expansion of CVRD’s production, provided both by completion of projects and gains in productivity, have made possible successive records in sales volume. Thus, the quantity of these products shipped in 2006, 272.682 million tons, was CVRD’s highest ever, 8.1% more than in 2005.
Iron ore
The exceptional growth in world demand for iron ore has resulted in CVRD breaking successive records of production and sales. In 2006, CVRD sold 238.728 million tons of iron ore, the highest-ever annual sales volume in its history, 11.9% more than the 213.338 million tons sold in 2005.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Pellets
Sales of pellets totaled 33.954 million tons, 12.6% less than in 2005 (38.851 million tons). The main reason for the lower figure was the shutdown of the pelletization plant in São Luís, Maranhão, Brazil, for almost four months.
Manganese ore
CVRD’s manganese mining operations are being restructured, with high-cost units being closed, changes in energy supply and the composition of inputs, and sale of non-strategic assets. As a result, sales in 2006, 779,000 tons, were 14.1% lower than in 2005.
Ferro alloys
The ferro alloys business is also undergoing restructuring, and as a result its sales in 2006, at 522,000 tons, were 4.6% less than in 2005.
     Non-ferrous metals
Revenue from sales of non-ferrous metals — nickel, copper, kaolin, potash, precious metals and cobalt — totaled R$ 8.5 billion in 2006, a record for CVRD — which has become one of the world’s most important players in the global market for basic metals with the acquisition of Inco. Consolidation of CVRD Inco contributed R$ 6.0 billion to the increase, of R$ 6.8 billion, from 2005 to 2006.
Nickel
CVRD’s nickel sales in 2006 were 73,800 tons. In pro-forma terms, and taking into account the consolidation of CVRD Inco, CVRD is now the world’s largest producer of refined nickel, with output of 250,600 tons/year.
Copper
Consolidation of CVRD Inco also increases the group’s total sales of copper, which were 169,000 tons in 2006. Excluding CVRD Inco from the consolidation, the company’s sales in the year were 128,000 tons, 7.3% more than in 2005.
Kaolin
CVRD achieved another sales record in this product in 2006, shipping 1.323 million tons, 8.6% more than in 2005.
Potash
Another record, in both production and sales, in 2006: 733,000 tons, 14.2% more than the 641,000 tons sold in 2005 — made possible by Completion of the expansion of output at the Taquari-Vassouras mine to 850,000 tons.
Precious metals and cobalt
 In 2006, precious metals (gold and silver), and the platinum group metals, extracted as sub-products from the nickel operations in Canada, contributed R$ 221 million to the company’s total revenue, with platinum sales totaling R$ 108 million. Sales of cobalt were R$ 40 million.
Aluminum
CVRD’s total sales revenue from products in the aluminum chain in 2006 was R$ 5.5 billion, 11.8% of its total sales revenue, and 43.5% higher than its R$ 3.8 billion sales of aluminum products in 2005.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Bauxite
As a result of the need to feed modules 4 and 5 of the Barcarena refinery, CVRD’s external sales of bauxite in 2006, at 4.085 million tons, were lower than the 5,600 million tons sold outside the company in 2005.
Alumina
The very significant (84.5%) growth in volume of alumina sold is a direct result of the expansion of the Barcarena refinery which, with the startup of Modules 4 and 5 in the first half of 2006, increased its nominal production capacity to 4.3 million tons/year. As a result, sales marked up one more record: 3.207 million tons in 2006, compared to 1.738 million tons in 2005.
Aluminum
CVRD’s sales of primary aluminum, 510,000 tons in 2006 — another record — exceeded 2005 sales by 12,000 tons.

*	2006 includes two months of CVRD Inco.
     Logistics services
In 2006 CVRD’s gross revenue from logistics services was R$ 3.4 billion, 7.3% of the company’s total revenue, and 3.5% higher than its logistics revenue of R$ 3.3 billion in 2005. Railroad transport of general cargo contributed R$ 2.6 billion; port services, R$ 515 million; and coastal shipping and port support services R$ 312 million.
The railroads administered by CVRD — the Carajás railroad (EFC), the Vitória-Minas railroad (EFVM), the Centro-Atlântica railroad (FCA) and MRS Logística — transported 28,922 billion ntk (net ton kilometers) of general cargo for clients, a volume similar to the total carried in 2005, 28.379 ntk.
The main cargoes transported were steel industry inputs and products, 45.1% of the total; farm products — mainly soy beans, sugar and fertilizers — 38.3%; fuels, 7.2%; and inputs for building construction and forest products, 6.4%. For the second year running, problems in Brazilian output of grain, and steel, limited the expansion of our logistics services.
Our sea ports and terminals handled 29.600 million tons of general cargo, compared to 30.530 million tons in 2005.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Economic and financial performance
Highlights in 2006:
•	Gross revenue: R$ 46.7 billion, 32.2% more than in 2005.

•	Consolidated exports: US$ 9.6 billion, 37.5% more than in 2005.

•	Net exports (exports less imports): US$ 8.8 billion, 38.6% more than in 2005. CVRD contributed 19.0% of the Brazilian trade surplus in 2006.

•	Operational profit as measured by Ebit: R$ 20.1 billion, with Ebit margin of 44.4%.

•	Cash flow, measured by Ebitda, of R$ 22.7 billion.

•	Net profit of R$ 13.4 billion, corresponding to R$5.56 per share.

•	Capital expenditure of US$ 26.3 billion, US$ 3.5 billion in organic growth, US$ 1.3 billion in maintaining existing business, and US$ 21.5 billion in acquisitions (calculated by US GAAP).

CVRD: financial indicators
R$ million	2003	2004	2005	20061
Gross operational revenue	20,895	29,020	35,350	46,746
Exports (US$ million)	4,229	5,534	7,021	9,656
Net exports (US$ million)	3,672	4,618	6,339	8,784
Ebit	6,665	10,306	14,556	20,089
Ebit margin (%)	33.1	37.4	42.8	44.4
Ebitda	8,100	12,249	16,701	22,759
Net profit	4,509	6,460	10,443	13,431
Net profit per share (R$)2	1,96	2,81	4,54	5,56
Annualized ROE (%)	31.7	34.8	43.3	34.4
Capital expenditure3 (US$ million)	1,988	2,092	4,998	26,324

1	Financial indicators include consolidation of CVRD Inco as of the fourth month of 2006.

2	Adjusted for share splits.

3	Includes acquisitions.
     Operational revenue
CVRD’s gross operational revenue in 2006 was R$ 46.7 billion, the highest in its history, 32.2% higher than the R$ 35.3 billion earned in 2005, and 61.1% more than the 2004 total of R$ 29.0 billion.
Consolidation of CVRD Inco contributed R$ 6.0 billion to the increase in operational revenue. Price increases were responsible for R$ 6.0

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
billion, variations in volume R$ 2.8 billion, and appreciation of the Brazilian Real against the US Dollar over the year produced a negative impact of R$ 3.4 billion.
Sales of ferrous ores were 59.1% of the company’s gross revenue in 2006 — followed by non-ferrous minerals with 18.2%; products of the aluminum chain — bauxite, alumina and aluminum — with 11.8%, logistics services with 7.3%, and steel products with 3.2%.
The accounting statements of the subsidiary CVRD Inco were consolidated into the results in BR GAAP starting in the fourth quarter of 2006. Since the acquisition took place on October 24, 2006, only a little more than two months of the last quarter are included in the consolidated data. The chart on the shows the breakdown of pro-forma consolidated gross revenue in BR GAAP for 2006, that is, including 12 months of CVRD Inco.
Revenue from sales of iron ore and pellets was 44.0% of CVRD’s total revenues of R$ 58.4 billion in 2006. Sales of nickel were 25.0%, products in the aluminum chain — bauxite, alumina, and aluminum — 10.0%, copper 7.0%, logistics services 6.0%, manganese and ferro alloys 2.0%, and other products 6.0%. This distribution shows a much more diversified portfolio of products.
Asia became the main sales destination, providing 37.3% of the total revenue, now ahead of the Americas — which provided 33.4%. Revenue from sales — especially to China — continued to grow strongly during the year, increasing by 61.4%, from R$ 5.1 billion in 2005 — or 14.6% of the company’s total revenue — to R$ 8.3 billion in 2006, or 17.8%. in 2006, CVRD became the largest sole supplier of iron ore to the Chinese market, with shipments of 77.9 million tons.
Although the Brazilian market contributed R$ 8.6 billion to the company’s revenue, 6.3% more than in 2005, its percentage of CVRD’s total revenue declined from 22.8% in 2005 to 18.4% in 2006. This reflects the limited share in shipments of nickel and copper, and the slight expansion in sales of iron ore to Brazil, of only 2.1%.
Net operational revenue in the year totaled R$ 45.3 billion, 33.2% more than in 2005.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
     Operational costs and expenses
In 2006 CVRD’s Cost of Goods Sold (COGS) totaled R$ 20.7 billion, 27.3% more than the R$ 16.3 billion of 2005. The main cost item was outsourced services, R$ 4.2 billion, or 20.2% of total COGS. The consolidation of CVRD Inco also included costs.
Expenses on electricity, fuel and gases were a factor in the increase of costs, totaling R$ 3.9 billion. Increase in the total volume of the company’s productive activities also increased operational expenses. Expenses on material were R$ 3.5 billion of COGS (vs. R$ 3.1 billion in 2005), and of this total R$ 275 million, or 7.9%, was in CVRD Inco. The main components of this item are expenditure on parts and components of equipment, inputs, tires and conveyor belts.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Personnel expenses were R$ 2.3 billion — of which R$ 520 million were in CVRD Inco — compared to R$ 1.4 billion in 2005. There was no wage increase arising from a collective wage agreement in 2006. CVRD made an agreement with the employees for an annual wage increase of 3.0% starting in January 2007, valid until October of this year, with an extraordinary bonus being paid to employees in August 2006.
As a result of the expansion in the base of the company’s assets, from R$ 33.8 billion at the end of 2005 to R$ 77.6 billion at the end of 2006, depreciation and depletion expenses increased by R$ 439 million, from R$ 1.8 billion to R$ 2.3 billion. CVRD Inco was responsible for R$ 267 million of this increase.
Expenses on research and development (R&D), totaling R$ 1.0 billion, were 55.1% higher than in 2005 (R$ 672 million), and 136.8% more than in 2004 (R$ 440 million). Of the expenses in 2006, R$ 84 million related to CVRD Inco. The growth in recent years derives from CVRD’s strategy focused on organic growth, which necessarily implies expansion of investment in mining exploration and feasibility studies for the development of mineral deposits in various countries.
Other operational expenses totaled R$ 1.4 billion in 2006, R$ 619 million more than in 2005. A large part of this change was a provision of R$ 364 million for future investment in closing of mines and environmental recovery of the areas mined, construction and improvement of dams, and other preventive actions related to protection of the environment.
Operational profit
CVRD’s operational profit was — once again — a record, in 2006: R$ 20.1 billion, the highest operational profit in its history. Ebit was 38.0% higher than in 2005, on net sales revenue R$ 11.3 billion higher, partially offset by a R$ 4.4 billion increase in COGS, and an increase of R$ 1.3 billion in operational expenses. Ebit margin in 2006 was 44.4%.
CVRD Inco contributed R$ 2.9 billion to the company’s total operational profit; excluding it, Ebit in 2006 would have been 18.0% higher than in 2005.
Disinvestment of assets generated various gains, totaling R$ 1.2 billion, in 2006: R$ 737 million on the stake in GIIC, R$ 135 million on shares in Usiminas; R$ 197 million on shares in Siderar; R$ 123 million on shares in Gerdau; and R$ 20 million on Nova Era Silicon. The sales of shares in Usiminas and Siderar were accounted in the fourth quarter while R$ 34 million of the gain on the shares in Gerdau was posted in the third quarter, and the remaining R$ 89 million in the last quarter. In 2005 the gain on sales of assets was R$ 298 million. The company posted net financial expenses of R$ 1.7 billion, vs. expenses of R$ 1.3 billion in 2005.
Net financial expenses increased from R$ 1.6 billion in 2005 to R$ 2.9 billion in 2006, primarily reflecting the increase in the company’s debt — from US$4.1 billion in 2005 to US$10.1 billion in 2006. Financial revenues totaled R$ 761 million, compared to R$ 339 million in the previous year, due to higher interest rates and increase in the average value of cash and cash equivalents available.
Monetary variations were also in favor of the financial result, contributing revenue of R$ 438 million.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Stockholdings in other companies represented an expense of R$ 199 million in 2006, a difference of R$ 468 million compared with the positive contribution of R$ 269 million from minority stockholdings in 2005. There was an increase in the payment of goodwill in consolidated companies, relating to Caemi (R$ 435 million in 2006, vs. R$ 142 million in 2005) and in relation to Inco (R$ 119 million in 2006). The contributions from CVRD’s holdings in steel companies totaled R$ 317 million; and the income from joint ventures for coal production in China, R$ 56 million.
The goodwill on the acquisition of Inco will be amortized over 10 years. It should be noted that these amortizations do not generate tax effects nor financial effects.
Net profit
CVRD’s net profit in 2006 of R$ 13.4 billion, equivalent to R$ 5.56 per share, was 28.6% higher than its net profit of R$ 10.4 billion in 2005. The contribution of CVRD Inco in 2006 was R$ 867 million.
The increase reflects operational profit of R$ 5.5 billion, partially offset by net financial expenses of R$ 469 million, and non-operational expenses of R$ 513 million, also income from stockholdings R$ 468 million lower, and revenue from minority stockholdings R$ 73 million lower.
Cash flow: Ebitda
Cash flow, measured as Ebitda, in 2006 was R$ 22.7 billion, CVRD Inco contributing R$ 3.2 billion. Total Ebitda was 36.3% more than the company’s 2005 Ebitda of R$ 16.7 billion.
The main factors in the increase were Ebit R$ 5.5 million higher, and depreciation R$ 536 million higher. In 2006 CVRD received R$ 140 million in dividends from non-consolidated companies, compared to R$ 151 million in 2005.

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09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Cash flow by business area in 2006 breaks down as follows: ferrous minerals 64.6%; non-ferrous minerals 18.6%; products in the aluminum chain 10.7%; logistics 6.1%; and steel 1.5% — discounting R&D expenses, which totaled 1.5% of Ebitda.

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10.01 — MAIN PRODUCTS AND/OR SERVICES

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % OF NET PROCEEDS
01	Iron Ore	63.66
02	Pellets	18.73

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11.01 — PRODUCTION PROCESS
     Ferrous minerals
     Our ferrous minerals business segment includes:
•	iron ore mining,

•	pellet production,

•	manganese ore mining, and

•	ferroalloy production.
     Iron ore operations
     We conduct our iron ore business primarily at the parent company level and through our subsidiaries MBR and Urucum Mineração S.A., or Urucum. Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southeastern System, the Southern System and the Northern System, further described below. The operation of these separate systems, each with its own transportation capability, enhances the reliability of the service we provide our customers.
     Southeastern System
     The Southeastern System, carved out of our former Southern System, recently became a separately managed department. Located in the southeastern Brazilian state of Minas Gerais, in a region known as the Iron Quadrangle, the iron ore mines of the Southeastern System are divided into three mining areas: Itabira, Centrais Mines, and Mariana. Our railroad, the Vitória a Minas railroad, connects the mines in these areas to the Tubarão port in Vitória, in the Brazilian state of Espírito Santo.
     Iron ore in the Southeastern System is mined by open-pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35-60%, requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content of approximately 66%.
     Mines in the Southeastern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.
     In 2006, we produced 100% of the electric energy consumed in the Southeastern System at our Igarapava, Porto Estrela, Funil, Candonga, Aimorés and Capim Branco I hydroelectric power plants. The Southeastern System is accessible by road or by spur tracks of the Vitória a Minas railroad.

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11.01 — PRODUCTION PROCESS
     Southern System
     The new Southern System, located in the Brazilian states of Minas Gerais and Rio de Janeiro, consists of the Oeste mines and the mines of MBR. MBR presently operates three major mining complexes:
•	the Pico complex, comprised of the Pico, Sapecado and Galinheiro mines, with one major plant and three secondary plants;

•	the Vargem Grande complex, comprised of the Tamanduá, Capitão do Mato and Abóboras mines, and one major beneficiation plant; and

•	the Paraopeba complex, comprised of the Jangada mine (with a beneficiation plant), the Capão Xavier mine (with the Mutuca beneficiation plant) and the Mar Azul mine (with a beneficiation plant).
     Wet beneficiation processes are used to convert run-of-mine obtained from open-pit mining operations into lump ore, sinter feed fines and pellet feed fines, in addition to hematitinha, a product used primarily by Brazilian pig-iron producers.
     The iron ore produced in our Southern System is transported by MRS Logística S.A. (“MRS”), a railway company in which we hold, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital, to the Guaíba Island and Itaguaí maritime terminals, both located in the Brazilian state of Rio de Janeiro. In 2006, we produced 22% of the electric energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil, Candonga, Aimorés and Capim Branco I hydroelectric power plants.
     Northern System
     The Northern System is comprised of open-pit iron ore mines and an ore-processing complex in the Carajás region of the Brazilian state of Pará. The mines are located in the north of Brazil on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN).
     Because of the high iron content (66.8% on average) in the Northern System deposits, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern and Southeastern Systems. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After completion of the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira maritime terminal in the Brazilian state of Maranhão.
     Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations, we have housing and other facilities in a nearby township.

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11.01 — PRODUCTION PROCESS
Casa de Pedra
     In March 2001, we acquired certain rights of first refusal with respect to the Casa de Pedra iron ore mine of CSN (Companhia Siderúrgica Nacional): the right, for thirty years, to purchase at market prices any excess iron ore as defined in the agreement; the right, for thirty years, to purchase or lease the mine if CSN decides to sell or lease it; and the right, for thirty years, to become a joint venture partner if CSN decides to form a pelletizing joint venture with a third party using iron ore produced by the mine. On August 10, 2005, CADE issued a decision approving certain of our acquisitions, which imposed certain conditions on us, including a full waiver of our preemptive rights relating to the Casa de Pedra iron ore mine.
     Iron ore projects
     We are developing the following iron ore projects in Brazil:
•	Carajás expansion to 130 Mtpa. This expansion is a brownfield project to increase production capacity in the northern part of the Carajás mineral province. Investment in this project is estimated at US$1.8 billion, covering costs of mine expansion, a primary crushing plant, processing and classification units, locomotives and wagons. In 2007 the detailed engineering project is to be drawn up and completion is scheduled for 2009.

•	Fazendão. This project is expected to produce 15.8 million metric tons of run-of-mine (unprocessed ore) iron ore per year and will allow the commencement of operations at Samarco’s third pellet plant. Construction began in the second half of 2006, and operations are scheduled to begin in the first quarter of 2008.
     Pellets
     We produce iron ore pellets in our own plants and through joint ventures. We suspended operations at our São Luís pelletizing plant from March to July 2006 due to a decrease in the global demand for pellets, which is more concentrated in North America and Europe.
     We sell pellet feed to our pelletizing joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and our joint ventures, except for Samarco and GIIC, to which we supply a portion of their needs. Of 2006 total pellet production, 69% was attributable to blast furnace pellets, and the remaining 31% to direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.
     We are the operator of pelletizing joint ventures located in the Tubara˜o Port area. In 2006, we received US$72 million in fees for operating the plants of these joint ventures.
     Iron ore pellets projects
     We are developing the following iron ore pellets projects in Brazil and in China:
     Samarco expansion. We are increasing pellet production capacity at Samarco, our 50% joint venture with BHP Billiton, which pellet plant is located in the Brazilian state of Espírito Santo. The expansion at Samarco is expected to add 7.6 million metric tons per year of capacity. In 2006, the engineering and groundleveling projects were completed. In 2007, construction works and the assembly of electrical and mechanical components will be undertaken, with operational start-up planned for the first half of 2008. Samarco obtained its own financing for the project.
     Itabiritos project. We are building a pellet plant, located in the Brazilian state of Minas Gerais, with a capacity of 7 million metric tons per year, an iron ore concentration plant, and a short iron-ore slurry pipeline. The development of Itabiritos began in 2006, with the basic engineering project and the commencement of civil engineering works. Itabiritos’ operations are scheduled to begin in the first half of 2008.
     Joint venture in China. In September 2006 our subsidiary MBR acquired a 25% stake in a joint venture, called Zhuhai YPM, to build a new pelletizing plant in Zhuhai, Guandong, China. We expect to invest US$4 million in this project, and we will supply at least 70% of the iron ore used to feed the plant, pursuant to a 30-year contract. The plant is expected to become operational in 2008. The other partners in this joint venture are Zhuhai Yueyufeng Iron and Steel Co. Ltd. (with a 40% stake) and Pioneer Iron & Steel Group Co. Ltd. (with a 35% stake).

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.01 — PRODUCTION PROCESS
     Copper
     Copper operations
     We conduct our copper operations in Brazil at the parent company level and in Canada through CVRD Inco.
     Brazilian copper operations
     Our Sossego copper mine is in Carajás, in the Brazilian state of Pará. The Sossego mine has two main copper ore bodies, Sossego and Sequeirinho. The copper ore is mined by open-pit method and the run-of-mine ore is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out.
     Projected annual operating capacity is 15 million metric tons of run-of-mine ore, to produce an average of 140,000 metric tons of copper contained in concentrate (30% grade). The ramp-up process was completed in 2006. The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira maritime terminal in São Luís, in the Brazilian state of Maranhão.
     We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins River.
     We are constructing a semi-industrial scale plant for copper processing, Usina Hidrometalúrgica de Carajás —UHC, that is designed to produce copper cathode using the hydro-metallurgical technology process route. We will use Sossego copper concentrate to feed this plant, which is located at our Sossego mine in Carajás. Operations are scheduled to begin in the third quarter of 2007, with an annual production capacity of 10,000 metric tons of copper. If proven to be efficient, we believe this technology could be used to process the sulphide ore produced by the mines of Carajás region at a very competitive cost.
     Copper projects
     We are developing the following copper projects in Brazil:
•	Salobo. We own a 100% stake in the Salobo project in Brazil, for which feasibility study was concluded in January 2007. Our Board of Directors has approved an investment in Salobo of US$855 million. However, the start-up of the development of the project is contingent to an appropriate tax structure, which is being currently discussed with government authorities.

•	Project 118. We are developing the 118 copper project, which has an average production capacity of approximately 36,000 metric tons of copper per year, and its estimated total cost is US$232 million. A preliminary license was obtained in April 2006, and key equipment was ordered at the end of 2006. Basic engineering for the project has been concluded. Project 118 is scheduled to begin operations in the first half of 2009, but we are still awaiting the grant of a license without which construction cannot begin. Therefore, the timing of start-up could be revised. In 2005, in accordance with the Mineral Risk Contract, we entered into a specific

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.01 — PRODUCTION PROCESS
agreement with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, which establishes that CVRD shall pay to BNDES a specified percentage of Project 118’s net revenues that will vary in accordance with copper market prices
     Potash
     We conduct our potash operations at the parent company level. We lease a potash mine (the Taquari- Vassouras mine) in Rosario do Catete, in the Brazilian state of Sergipe, from Petrobras —Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company. The lease was signed in 1991, but was effective from 1992 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 850,000 metric tons per year. Taquari-Vassouras is an underground mine. All sales from the Taquari-Vassouras mine are to the Brazilian market.
     Potash reserves at our Taquari-Vassouras mine decreased from 19.2 to 16.6 million metric tons, primarily reflecting mining depletion in 2006.
     Logistics
     Our logistics business comprises the transportation of customers’ products and passengers. We conduct this business at the parent-company level, through subsidiaries and through joint ventures.
     We have the following logistics businesses at the parent-company level:
•	Railroads: Vitória a Minas and Carajás;

•	A port complex: Tubarão;
•	Maritime terminals: Inácio Barbosa and Ponta da Madeira.

Our subsidiaries conduct the following logistics activities:

•	Operation of railroads (Ferrovia Centro-Atlântica S.A., or FCA);

•	Operation of ports and maritime terminals (Cia. Portuária Baía de Sepetiba, or CPBS, and Terminal de Vila Velha S.A., or TVV);

•	Shipping activities (Log-In Logística Intermodal S.A., or Log-In, previously Navegação Vale do Rio Doce, or Docenave, and DCNDB Overseas S.A., or DCNDB).
     We also hold, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital in MRS Logística S.A., a railroad joint venture with Brazilian steel manufacturers.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.01 — PRODUCTION PROCESS
     Railroads
     Vitória a Minas railroad. The Vitória a Minas railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais with the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. The Vitória a Minas railroad has a daily capacity of 312,000 metric tons of iron ore. In 2006, the Vitória a Minas railroad carried a total of 71.7 billion ntk of iron ore and other cargo, of which 17.7 billion ntk, or 25%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2006.
     The principal cargo of the Vitória a Minas railroad consists of:
•	iron ore and pellets, carried for us and customers;

•	steel, coal, pig iron, limestone and other raw material carried for customers with steel mills located along the railroad;

•	agricultural products, such as soybean, soybean meal and fertilizers; and

•	other general cargo, such as building materials, pulp, fuel and chemical products.
     We charge market rates for customer freight, including pellets originating from joint ventures and other enterprises in which we do not have a 100% equity interest. Market rates vary based on the distance traveled, the type of product transported and the weight of the freight in question, and are regulated by the Brazilian transportation regulatory agency (Agência Nacional de Transportes Terrestres, or ANTT).
     Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the Brazilian state of Pará, and extends 892 kilometers to our Ponta da Madeira maritime terminal complex facilities located near the São Luís Port in the Brazilian state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 255,000 metric tons of iron ore. In 2006, the Carajás railroad carried a total of 78.0 billion ntk of iron ore and other cargo (of which 7.0 billion ntk, or 9% consisted of cargo transported for customers, including iron ore for Brazilian customers). The Carajás railroad also carried approximately 372 thousand passengers in 2006. The main cargo of the Carajás railroad consists of iron ore, principally carried for us. In 2007, we also intend to begin operations of the largest capacity train in Latin America. This train will have 340 cars, measure 3.2 kilometers and weigh 37,900 gross metric tons when loaded.
Ports and maritimeTerminals
     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export seaborne market. Information on the Company—Lines of business—Mining—Ferrous minerals—Pellets—Distribution—iron ore and pellets. We also use our ports and terminals to handle third-party cargo. In 2006, 15% of the cargo handled by our ports and terminals represented cargo handled for third parties.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.01 — PRODUCTION PROCESS
     Tubarão Port. The Tubarão Port, which covers an estimated area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 365,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 metric tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour. In 2006, 88.1 million metric tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and handled 10.9 million metric tons in 2006. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which handled 4.8 million metric tons of grains and fertilizers in 2006. We also operate a bulk liquid terminal that handled 1.2 million metric tons in 2006.
     Vitória Port. CVRD operated the Paul Terminal, located near the Vitória Port in the Brazilian state of Espírito Santo, which specializes in the handling of pig iron. This terminal has one pier that can accommodate one vessel up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal handled 1.7 million metric tons of pig iron in 2006.
     The lease for the terminal expired in February 2007, and the lessor, CODESA (Companhia Docas do Espírito Santos, a state-owned company), has postponed for over two years the bidding process for the right to operate the terminal. At the request of the labor union SINDIFER (Sindicato dos Ferroviários do Espírito Santo/Minas Gerais), the Federal Courts in the state of Espírito Santo granted an order under which CVRD operated the terminal from February 2007 until April 2007, and CVRD no longer operates it. CVRD subsequently entered into equipment leasing contracts with SINDIFER for a period of 180 days, with the possibility of sale to SINDIFER, CODESA or the new port operator.
     Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the Itaqui Port in the Brazilian state of Maranhão. The terminal facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III has two berths, can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 metric tons per hour in each berth.
     Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2006, 77.0 million metric tons were handled through the terminal for us and 4.7 million metric tons for customers.
     Inácio Barbosa maritime terminal (TMIB). Since November 1994, CVRD has operated the Inácio Barbosa maritime terminal located in the Brazilian state of Sergipe. This terminal was built by Petrobras—Petróleo Brasileiro S.A. and transferred to Sergiportos, a state-owned company. In December 2002, Petrobras took over control of the Inácio Barbosa maritime terminal in exchange for the cancellation of a liability of the Brazilian state of Sergipe. CVRD and Petrobras entered into an agreement in December 2002, which allows CVRD to run this terminal for a period of 10 years ending in December 2012. In 2006, 1,000 metric tons of fuel and agricultural and steel products were shipped through the Inácio Barbosa maritime terminal.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.02 — COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION
CVRD has a team of employees specially trained to interact with customers from different segments and cultures, with distinct needs. The success of customer relations is a reflection of the high quality of its products and services and its strategy of supplying tailor-made solutions to each company.
The plentiful mineral reserves and integrated ore production, loading and transport systems enable CVRD to expedite supplies of high-quality products for any process existing in the world. In the logistics area, the Company generates value for its customers based on integrated and customized solutions. All operations are supported by the latest technology and by CVRD’s own assets, such as strategically located railroads and port facilities.
Contracts signed with service providers include clauses establishing the obligation of the contractor to fully comply with all job safety requirements, labor and social security legislation, including the strict prohibition of child labor in any Company activity. With regard to outsourced workers and professionals, CVRD maintains well defined contractual relations and follows the rules of labor and social security co-responsibility as practiced in Brazil.
Strongly committed to the socioeconomic advancement of the regions where it operates, CVRD sponsors programs to develop suppliers in the states of Espírito Santo, Maranhão, Minas Gerais and Pará, in partnership with state and municipal governments, trade associations, industrial federations and other public groups of the Third Sector.
Operating abroad in the sale of CVRD’s iron ore are:

ð	Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

ð	Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

ð	CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company’s six largest customers, located in Europe, the United States and Asia, through securitization;

ð	CVRD International: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.
Such distribution is made through railroad transportation, port terminals and ocean transportation. CVRD’s export sales generated gross operating revenues as follows over the past three years:

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.02 — COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION

	IN MILLIONS OF REAIS
EXPORT SALES	2006	2005	2004

Operating income	19,874	18,098	13,785

Export sales	13,038	11,694	8,985

Percentage	66	65	65
Sales to the various export markets were as follows:

	IN MILLIONS OF TONS
EXPORT SALES - CVRD	2006	%	2005	%	2004	%

AMERICAS	9,976	5,9	10.264	6,5	11.582	8,2

EUROPE	57,035	33,8	61.687	39,3	59.683	42,4

JAPAN	21,793	13,0	19.073	12,3	15.796	11,3

ASIA	71,589	42,5	55.740	35,5	44.620	31,7

MIDDLE EAST, AFRICA AND OCEANIA	8,102	4,8	10.093	6,4	9.043	6,4

TOTAL	168,495	100,0	156.857	100,0	140.724	100,0

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
11.03 — COMPETITORS
     The global iron ore market is highly competitive. Several large producers operate in this market. The main factors affecting competition are price, quality, range of products offered, reliability, operating costs and shipping costs. In 2006, the Asian market (primarily China, Japan and South Korea) and the European market were the primary markets for our iron ore.
     Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore and has high iron content, improving productivity in blast furnaces, which is important especially during periods of high demand. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and pellets. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to help determine the blend that best suits each particular customer. In general, in the Northern and Southeastern Systems, our ownership of the process of transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.
     We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão port facilities to European customers. Our principal competitors in Europe are:
•	Kumba Resources (South Africa);

•	Luossavaara Kiirunavaara AB— LKAB (Sweden);

•	Société Nationale Industrielle et Minière —SNIM (Mauritania);

•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and their subsidiaries and affiliates; and

•	BHP Billiton (Australia) and its subsidiaries and affiliates.
     The Brazilian iron ore market is competitive, with a wide range of smaller iron ore producers and integrated steel companies such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices decreased by the transportation costs to their facilities.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
12.01 — PATENTS, TRADEMARKS AND FRANCHISES
PATENTS
CVRD’s numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 607 patents: 383 of these are in Brazil (212 of which have been granted and 171 are pending with the National Institute of Intellectual Property — INPI), while the remaining 224 are abroad (128 granted and 96 pending with the competent agencies).

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
14.01 — COMPANY PROJECTIONS — FUTURE PLANS/RESULTS: Nothing to report.
14.02 — RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.
14.03 — OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY
(a) By type of asset:

		Parent Company
	Average	2006			2005
	depreciation		Accumulated
	rates	Cost	depreciation	Net	Net
Land and buildings	2,78%	2,360	(782)	1.578	1.213
Installations	2,97%	9,821	(3,235)	6.586	4.687
Equipmen	7,37%	3,178	(1,072)	2.106	1.527
Information technology Equipment	20,00%	1,158	(435)	723	625
Railroads	3,20%	8,621	(3,349)	5.272	4.617
Mine development costs	4,95%	1,443	(225)	1.218	1.148
Others	9,89%	2,298	(887)	1.411	1.012

		28,879	(9,985)	18.894	14.829
Construction in progress		6.771	—	6.771	5.932

Total		35.650	(9.985)	25.665	20.761

(*) Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
ON: 03/31/07

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	784.294.266	52,29%	—	0.00%	784.294.266	31,89%

Executives
Executive Board	682	0,00%	7.833	0,00%	8.515	0,00%
Directors	57.798	0,00%	245.754	0,03%	303.552	0,01%

Fiscal Council	—	0,00%	7.600	0,00%	7.600	0,00%

Trasury	28.291.020	1,89%	15.170.644	1,58%	43.461.664	1,77%

Others	687.255.092	45,82%	944.326.369	98,39%	1.631.581.461	66,33%
TOTAL	1.499.898.858	100,00%	959.758.200	100,00%	2.459.657.058	100,00%

Shares Outstanding	687.313.572	45,82%	944.587.556	98,41%	1.631.901.128	66,35%
ON: 03/31/06

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	392.147.133	52,29%	—	0.00%	392.147.133	15,94%

Executives
Executive Board	1.362	0,00%	7.833	0,00%	9.195	0,00%
Directors	40.099	0,01%	245.754	0,05%	285.853	0,01%

Fiscal Council	1.800	0,00%	7.600	0,00%	9.400	0,00%

Trasury	14.145.510	1,89%	11.458	0,00%	14.156.968	0,58%

Others	343.613.525	45,81%	479.606.455	99,95%	823.219.980	33,47%
TOTAL	749.949.429	99,99%	479.879.100	100,01%	1.229.828.529	50,00%

Shares Outstanding	343.656.786	45,82%	479.867.642	99,99%	823.524.428	66,96%

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1 — CVM CODE	2 — NAME OF THE COMPANY	3 — CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
CVRD to invest US$ 6.3 billion in 2007.
Rio de Janeiro, January 26, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that its investment budget for 2007 amounts to US$ 6.334 billion. This figure consolidates planned capital expenditure of our subsidiary CVRD Inco Limited (CVRD Inco) and is the largest capex budget for organic growth in the Company’s history.1 The capex budget together with the proposal for a dividend of US$ 1.65 billion for 2007, is consistent with CVRD’s financial policy guidelines which aim to preserve a healthy balance sheet and, more specifically, a level of leverage indicative of a low-risk debt profile.
In 2006 our capital expenditure amounted to US$ 26.0 billion: US$ 3.241 billion on organic growth —US$ 2.765 billion on projects and US$476 million on research and development (R&D) — US$ 1.259 billion on the maintenance of existing businesses and US$ 21.5 billion on acquisitions. CVRD made four acquisitions last year: Inco (US$ 19 billion), Caemi (US$ 2.4 billion), Rio Verde Mineração (US$47 million) and Valesul (US$ 27.5 million)
The US$ 19.0 billion invested on the acquisition of Inco comprehends the price of US$ 17.8 billion plus its net debt of US$1.2 billion. US$15.8 billion were paid to Inco shareholders in 2006 and US$ 2.0 billion were disbursed in 2007. The purchase of the 39.8% stake in Caemi belonging to minority shareholders involved a share exchange, so there was no financial disbursement.
The capex budget for 2007 is US$ 1.8 billion higher than last year’s figure, ex-acquisitions, of US$ 4.5 billion. This increase is explained by: (a) the consolidation of new subsidiaries, in particular CVRD Inco, which is responsible for US$ 1.45 billion of the investment programmed for this year; (b) a higher concentration of financial disbursement demanded by projects under development (Itabiritos, Onça Puma and Alunorte).
The maintenance of existing operations has been budgeted at US$ 1.698 billion. The “stay-inbusiness” capex for the nickel operations in Canada (Ontario and Manitoba) has been budgeted at US$ 477 million, representing 28% of the total, given the age of these operations and the low level of investment in the period 2003-2005 — an annual average of US$ 208 million. These investments are important for the conservation of these operations and extending their useful life. In addition to considerable quantities of nickel production, in the case of the Ontario operation, there is also production of copper, cobalt, platinum group metals, gold and silver.
US$ 4.636 billion is to be invested in organic growth, accounting for 73.2% of the total investment planned for 2007. This amount includes expenditure of US$ 4.230 billion on projects and US$ 406 million on R&D.
Global economic growth, the resumption in investment by the mining and metals industry, rising raw material prices and the appreciation of mineral exporting countries currencies against the US dollar — such as the Brazilian real and the Canadian dollar — have all contributed to a sharp increase in the cost of mining projects. The price of equipment and engineering services has risen substantially since 2003, which has contributed to a major increase in the unit cost of mining projects throughout the world. The Company has been making efforts and taking initiatives to minimize the impact of this increase on its investments costs.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Investment of US$ 1.635 billion, the equivalent to 25.8% of the total capex budget for 2007, has been earmarked for the ferrous minerals business. US$ 811 million will be allocated to the aluminum division, while US$ 720 million has been allocated to the Company’s logistics business. US$ 2.550 billion will be spent on non-ferrous minerals, given the development of various large projects.
A capex budget of US$ 6.3 billion for 2007 focused on the development of world-class assets highlights CVRD continuous quest for profitable growth and value creation. High investment growth and high returns on invested capital were the sources of a total return to shareholders of 42.7% per year between 2001 and 2006.
The budgets for the projects include, in addition to the expenditure needed for their development, investments in education, training, citizenship and infrastructure, contributing to the creation of a friendly business environment and to a significant improvement of the welfare of the communities where we operate.
Investment in projects helps to strengthen CVRD’s leading position in the global mining industry, expanding its production capacity of iron ore, pellets, bauxite, alumina, nickel and copper — supported by an efficient logistics infrastructure, which is continuously expanding. Expenditure on R&D is fundamental for preparing the basis for future growth and competitiveness, consolidating CVRD’s position as a global diversified mining company.
Building new value creation platforms: projects under development
Ferrous minerals — capacity continues to expand
In the last twelve months, three iron ore projects have been completed, which together represent an increase of 60 million tons in production capacity: Carajás 85 Mtpa, Carajás 100 Mtpa and Brucutu. Brucutu is in its ramp-up phase, expected to produce 23 million tons of iron ore in 2007 and 30 million tons in 2008.
Itabiritos (US$ 385 million) and Fazendão (US$ 101 million), together with the logistics investment needed to support the expansion in iron ore mining operations — the Northern (US$ 337 million) and Southeastern (US$ 65 million) corridors — are the main projects in financial expenditure terms in 2007.
Carajás 130 Mtpy is a brownfield project to increase production capacity in the Northern range of the Carajás mineral province. The investment is estimated at US$ 1.8 billion, which covers costs of the mine expansion, a primary crushing plant, processing and classification units, locomotives and wagons. Completion is scheduled for 2009, while in 2007 the detailed engineering project is to be drawn up.
The Itabiritos project involves the building of a pellet plant, located in the state of Minas Gerais, with a capacity of 7 million tons per year, an iron ore concentration plant and a short iron ore slurry pipeline, at a total cost estimated at US$ 759 million. Its development began in 2006, with the basic engineering project and the start of civil engineering works. Expenditure of US$ 385 million is planned for this year, with the drawing up of a detailed engineering project, the assembly of mechanical and electrical components and the start of equipment testing. Itabiritos is scheduled to begin its operations in the first half of 2008.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Samarco, a joint venture in which we hold 50% stake, is investing US$ 1.2 billion in a pellet plant, which will not require any CVRD capital injection. A third pellet plant is being built in Ubu, in the state of Espírito Santo, Brazil, with a nominal capacity of 7.6 million tons, so increasing Samarco’s total capacity to 21.6 million tons per year at an estimated cost of US$ 520 million. This project also includes the building of an iron ore processing plant in the state of Minas Gerais, Brazil, and an iron ore slurry pipeline, parallel to the existing one, for the transportation of iron ore from the Germano mine in Minas Gerais to the pellet plant in Ubu. Last year the engineering and ground-levelling projects were completed. 2007 will see the carrying out of construction works and the assembly of electrical and mechanical components, with operational start-up planned for the first half of 2008.
In the last few years it has been possible to provide logistics support for the expansion in iron ore production largely through adding new rolling stock — locomotives and wagons — to the Company’s railroads. However, we are reaching a point where it becomes increasingly necessary to invest in the railroad infrastructure to add the capacity required to handle growing volumes of iron ore production.
Expansion of the Northern corridor, for which investment has been estimated at US$ 748 million, with an expected disbursement of US$ 337 million in 2007, is being carried out to increase capacity on the Carajás railroad (EFC) and the Ponta da Madeira maritime terminal (TMPM), to provide growing support for expanding iron ore production at Carajás. The Southeastern corridor is a project to expand capacity on the Vitória a Minas railroad (EFVM) and the port of Tubarão, which is expected to require investment of US$ 288 million, with a budget of US$ 65 million for this year.
Non-ferrous minerals — on the way to global leadership in the nickel business
Similarly to iron ore, CVRD has the largest pipeline of nickel projects in the world. The development of these projects will position the Company as the world’s largest nickel producer.
In 2006, the Board of Directors approved investment in the development of the Onça Puma project, in the state of Pará, Brazil, which will have a nominal nickel production capacity of 58,000 tons a year, contained in the form of ferro-nickel, its final product. Investment in the project is budgeted at US$ 1.437 billion, US$ 613 million of which has been earmarked for expenditure in 2007. Operational start-up is planned for the fourth quarter of 2008.
Onça Puma has proven and probable reserves of 110.3 million tons, with nickel content of 1.72% lateritic ore. The beneficiation plant will use RKEF technology (rotary kiln electric furnace), with a pyro-metallurgical process.
The investment in stages 6 and 7 of the alumina refinery, which will add a further capacity 1.9 million tons per year, will be US$ 846 million, of which US$ 239 million will be spent in 2006, with estimated completion date in 2008. The budget also includes spending of US$ 14 million at Paragominas phase two, which will increase bauxite mine’s production capacity to 9.9 million tons in 2008.
The development of Onça Puma began in the third quarter of 2006, with the start of ground leveling and earthworks and the ordering of the main equipment for the project. Currently the ground leveling and the industrial plateau are at an advanced stage, with the access road to the project completed. The main equipment is already being manufactured and the detailed engineering plan is being drawn up.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
The earthworks, dams, building foundations and the assembly of metal structures, as well as the main equipment, should all be completed in 2007. We will also be beginning the building of a 250 km electricity transmission line and the main substation, works on the marshalling yard and the purchase of mining equipment.
Vermelho, a project in Carajás province, with an estimated production capacity of 46,000 tons a year of nickel and 2,800 tpy of cobalt, has an estimated cost of US$ 1.4 billion, with an capital expenditure budget of US$ 92 million for 2007. The process of obtaining of the necessary licenses for the development of this project is still ongoing. Vermelho has proven and probable reserves of 290 million tons, with a nickel content of 0.8% of lateritic ore. The technology to be used is HPAL (high pressure acid leaching), with a hydrometallurgical process.
Goro is a lateritic nickel project in New Caledonia, in the South Pacific, with an estimated production capacity of 60,000 tons a year of nickel. The project is under review.
Voisey’s Bay, a nickel sulphide project at the province of Newfoundland and Labrador, began operations in September 2005, and is currently concluding its ramp up process, producing nickel concentrate processed at the smelters of Sudbury and Thompson. A study to build a processing plant is underway.
For 2007 we plan to spend US$ 36 million in the 118 copper project, which has an estimated average production capacity of 36,000 tons of copper a year and a total cost of US$ 232 million. 118 is planned to begin operations in the first half of 2009, but we are still waiting for an implementation license in order to begin construction works. Therefore, the timing of the start-up can be revised.
Bauxite and alumina — exploiting competitive advantages
Investments in bauxite and alumina projects are budgeted at US$ 656 million, representing 21% of CVRD’s capex for projects in 2007.
In 1H06, stages 4 and 5 of Alunorte, in Barcarena, in the state of Pará, began operations, expanding refinery capacity by 1.9 million tons of alumina per year.
Investment in alumina refinery stages 6 and 7, which will add a further 1.9 million tons of capacity, will amount to US$ 846 million, with a budget of US$ 473 million for 2007. The completion of this project is scheduled for mid-2008.
In 2006, construction and assembly of the processing tanks, piping and mechanical structures were started, and major packages of equipment contracted: kiln units, steam boilers and evaporators. It is expected that the detailed engineering plan will be finalized in 2007, as well as the remainder of the building works.
In order to keep pace with the expansion in alumina production capacity, CVRD has invested in the development of the Paragominas mine in the state of Pará, Brazil, as well as 244km long ore slurry pipeline for the transport of bauxite slurry to the refinery in Barcarena. This is first pipeline in the world to transport bauxite. The commissioning and testing of the pipeline and the bauxite processing plant has already been completed, and production is starting this month. In its first phase, Paragominas mine will have a nominal production capacity of 5.4 million tons a year of bauxite.
The second phase, Paragominas II, which will take the bauxite mine up to a production capacity of 9.9 million tons a year, is already under construction with start-up scheduled for 2008.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
The cost of investment in Paragominas I, including the building of the pipeline from Paragominas to Barcarena, totalled US$ 427 million. Paragominas II has a capital expenditure budget of US$ 196 million, with US$ 105 million budgeted for 2007.
Coal — the gradual growth
In 2006, CVRD invested in the acquisition of 25% of Shandong Yankuang International Coking Ltd., (Yankuang), a joint venture with the Chinese company Yankuang located in China, that started production of coking coal in the first half of the year. This year we will invest US$ 30 million in the Zhaolou project, which involves the development by Yankuang of a coal mine, located in the province of Shandong, China. Zhaolou has an estimated annual production capacity of three million tons of semi-soft metallurgical coal (77%) and thermal coal. The total estimated capex for the project is US$ 370 million.
In 2007 the Company will continue in organic growth of the coal business. We plan to invest US$ 70 million in Moatize project, in Mozambique, whose feasibility study will be finished on the first half of the year.
The pre-feasibility study on the Belvedere coal deposit in Australia will be completed in 2007. Once completed, the decision will be taken as to whether or not to exercise an option to purchase 51% of the project for US$ 90 million.
Logistics — expansion to support iron ore production
After making significant investment in logistics for the transport of general cargo in the last few years, the focus is now on meeting the demand due to our increased ore and metal production capacity, which in the short term will involve expansion of the Northern and Southeastern corridors.
The budget for 2007 also includes the purchase of wagons and locomotives, totalling US$ 64 million.
Power generation — a seventh hydroelectric power plant
The Company owns six hydroelectric power plants in Brazil under operation: Igarapava, Funil, Porto Estrela, Candonga, Aimorés and Capim Branco I. In addition to these, CVRD has four small hydroelectric power plants (PCHs) in the state of Minas Gerais, Brazil, and a 7.28% stake in the Machadinho hydroelectric power plant, in the state of Santa Catarina, which supplies electricity to our wholly-owned subsidiary Valesul.
In 2006, we invested US$ 21 million in the final stage of implementation of Capim Branco I hydroelectric power plant (240 MW), which began operations in 1Q06. Capim Branco II (210 MW), the seventh plant built by CVRD, will begin operations in the first quarter of 2007, contributing to our electricity consumption needs in the Southeast of Brazil. This year US$ 14 million will be invested in Capim Branco II.
The Estreito hydroelectric power plant project, locate on the Tocantins river, on the border between the states of Maranhão and Tocantins, has already obtained the implementation licence necessary for its construction. The plant will have an installed capacity of 1,087 MW and the construction works are expected to start in mid-2007 with estimated investment of US$ 16 million for this year. CVRD owns 30% of the consortium that will build and operate the project.
Joint ventures for the production of steel slabs — stimulating iron ore and pellets demand
CVRD has a stake in the Ceará Steel project, in the state of Ceará, in partnership with Dongkuk Steel and Danieli. Our investment will be US$ 25 million and the project, which should produce 1.5 million tons a year of steel slabs, is scheduled to begin operations in 2009. The Company will provide Ceará Steel with 2.5 million tons a year of direct reduction pellets. CVRD expects to invest US$ 13 million in this project in 2007.
CVRD will be investing US$ 200 million in ThyssenKrupp CSA (CSA), which is expected to produce 5 million tons of steel slabs a year at the plant which is being built in the state of Rio de Janeiro. Operational start-up is planned for 2009. The Company will supply CSA with 5.9 million tons of iron ore and 2.7 million tons of pellets per year.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Last year CVRD invested US$ 85 million into CSA, when the main equipments were ordered and the port dredging begun. In 2007 our investment will amount to US$ 79 million.
Research and development — sowing the seeds of long-term growth
Focus on organic growth is our main lever for shareholder value creation. As a consequence, a significant investment in research and development (R&D) is required to foster long-term profitable growth.
An investment of US$ 406 million is budgeted for 2007, keeping constant the amount of resources invested last year.
For 2007, US$ 120 million is allocated to mineral exploration, US$ 58 million for the carrying out of conceptual, pre-feasibility and feasibility studies for the development of mineral deposits already identified, and US$ 228 million for investment in new processes, technological innovations and their adaptation.
R&D investment will be principally allocated for non-ferrous (47.7%) and ferrous (25.6%) minerals.
CVRD’s mineral exploration program is based on a global strategy, with a central office in Belo Horizonte, Brazil, and five regional offices, in Toronto, Canada, in Lima, Peru, in Johannesburg, South Africa, in Brisbane, Australia, and in St. Prex, Switzerland, to coordinate efforts in all continents. The goal is the development of a multi-commodity portfolio, taking advantage of sharing of geological and technological knowledge, exploration techniques and databases within the regional groups to maximize efficiency.
The development of a semi-industrial scale plant for copper processing, UHC, located close to Sossego, in Carajás, will require expenditure of US$ 47 million this year. The start-up of operations is scheduled for the third quarter of 2007, with a production capacity of 10,000 tons of copper a year. This project has the aim of testing the hydro-metallurgical technology process route, which if proven to be efficient, could be used to process the sulphide ore produced by the mines of Carajás region at a very competitive cost.
US$ 11 million will be invested in a feasibility study for the development of the Bayóvar phosphate rock deposit in Peru, which should be completed this year. It is estimated that Bayóvar could have a nominal production capacity of 3.3 million tons of phosphate rock concentrate a year.
We are carrying out a conceptual study on the potash resources in the north of Neuquén province, in Argentina. US$ 6.1 million will be invested in 2007, with completion of the feasibility study scheduled for 2010.
In the context of base metals, we are carrying out a pre-feasibility study of copper resources at Papomono, in the region of Coquimbo, Chile, at an estimated cost of US$ 15.4 million, and completion expected for the first half of 2008.
Approximately US$ 40 million will be allocated to iron ore prospecting in the operational areas in the Northern, Southeastern and Southern systems, with the aim of increasing the amount of proven and probable reserves (p&p) to existing inventory. Likewise, we will be investing US$ 19 million in the identification of additional reserves of bauxite in Paragominas.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
CVRD revises 2007 capex budget to US$ 7.4 billion
Rio de Janeiro, April 26, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that its Board of Directors approved the revision of its investment budget for 2007 to US$ 7.351 billion1, an increase of US$ 1.017 billion compared to the US$ 6.334 billion budget announced in January 26, 2006. This review basically reflects changes in the average price of currencies in which our expected disbursement are denominated (US$ 383 million) and additional investments in the nickel operations (US$ 500 million).
The increase in the investments is consistent with the evolution of the Company’s cash flow and its financial policy guidelines, which aim to preserve a healthy balance sheet and, more specifically, a level of leverage indicative of a low-risk debt profile.
According to the revised capex budget, US$ 5.356 billion is to be invested in organic growth, of which US$ 4.904 billion on projects and US$ 452 million on research & development (R&D). The maintenance of existing operations has been estimated at US$ 1.995 billion.
US$ 3.125 billion will be spent on non-ferrous minerals, representing 42.5% of the total capex budget for 2007, given the development of various large projects such as Goro and Onça Puma, which are extremely important to the consolidation of CVRD as a global leader in the nickel industry. Investment of US$ 1.869 billion has been earmarked for the ferrous minerals business. US$ 885 million will be allocated to the aluminum division, while US$ 784 million has been allocated to the Company’s logistics business.
The major projects in terms of financial disbursement in 2007 are: Goro (US$ 938 million), Onça Puma (US$ 658 million), Alunorte 6&7 (US$ 520 million), Itabiritos (US$ 417 million), Paragominas II (US$ 115 million) and Fazendão (US$ 111 million), together with investments in logistics necessaryto sustain the expansion of our iron ore operations. The new budget includes investments of US$ 78 million in Salobo I project in 2007.
Goro is one of the largest and best lateritic nickel deposits in the world. It is located in New Caledonia, in the South Pacific, with proven and probable reserves of 120 million tons, with a nickel content of 1.48%, and cobalt content of 0.11%. The estimated production capacity is 60,000 tons a year of finished nickel and 4,600 tons of cobalt.
The project was recently subjected to revision, in which was included the implementation of measures to reduce environmental, operational and technology risks. Its total cost was estimated in US$ 3.212 billion, of which US$ 1.435 billion was already spent from 2001 to 2006. Disbursement of US$ 938 million is budgeted for 2007. The start-up of operations of Goro will occur in the end of 2008.
Salobo I is a project for the production of copper concentrate, with an estimated nominal capacity of 100,000 tons a year of copper in concentrate form, with an annual production of 130,000 oz. of gold as by-product, based on the deposit of Salobo, located in Carajás region, in the Brazilian state of Pará. Salobo has proven and probable reserves of 385 million tons, with copper content of 0.87%.
The cost of the project is estimated at US$ 855 million. The start-up of the development is conditioned to some government approvals including an appropriate tax structure.

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15.01 — ENVIRONMENTAL PROBLEMS
CVRD’s commitment to preservation of natural resources is not recent. Since extraction of ores is its principal activity, CVRD knows that the wealth of the subsoil is at all times associated to the wealth of the Earth’s surface, and that this calls for total attention to fauna, flora, air and water.
Taking this care with nature is something that CVRD believes to be not only vital in preserving the quality of the planet’s environment for future generations, but a fundamental element in its own competitiveness.
CVRD spent R$ 317 million on environmental actions and activities in 2006. These initiatives included conservation of 1.4 million hectares of vegetation in the Brazilian states of Pará, Espírito Santo and Minas Gerais. In the last five years, CVRD has rehabilitated approximately 2,350 hectares of Brazilian land with native species of the Atlantic Forest, Cerrado and Amazon ecosystems.
Environmental responsibility permeates all the phases of CVRD’s activities, from the basic conception of a new project to the continuous improvement of the older operations — which receive the continuing investment necessary to maintain optimum balance between productive activities and environmental requirements as established by legislation and regulations. This is reflected in the company’s internal standards and specifications. CVRD believes that environmental quality is an inseparable component of the quality of its products and services.
For effective compliance with its environmental policy, CVRD has created and put in place its Environmental Quality Management System, the purpose of which is to ensure that the variables representing the environment are included in a consistent and balanced fashion, at all times, along with the other components in all decisions and activities of corporate management.
CVRD’s Environmental Policy has numerous components, which include:training and learning for employees — so they may at all times operate in an environmentally correct and appropriate manner; research and incorporation of new technologies, for continuous improvement of all our activities — to reduce both environmental impacts and consumption of materials and energy; permanent dialogue with employees and with the community — to improve their environmental activities; and continuous efforts to make affiliated companies and suppliers adopt practices that are compatible with CVRD’s Environmental Policy.
CVRD has supported CEBDS since the beginning. The result of the effort is a visible quest for improvement in the relationship with society as a whole. A company in CVRD’s position needs to be increasingly open — to society, on social issues — and increasingly transparent. CVRD deals very well with the environmental question as a whole, but there are still aspects to be worked on from the social point of view. Without going into the merits of who is right or wrong, we can say that there is a need for a new approach, able to prevent this subject becoming one that limits the business activity, or restrains the quest for sustainable development.
Environmental policy
CVRD considers the environment to be a fundamental component of the quality of its products and services, and is committed to the concept of sustainable development, aiming for balance between protection of the environment and the need for economic growth.
For this purpose, CVRD adopts technically proven and economically viable environmental protection measures, committing itself to the following aims:
•	To maintain an Environmental Management System, to ensure that its activities comply with the applicable legislation and the standards established by the company itself. In the absence of specific legislation, CVRD applies the best possible measures for environmental protection, and minimization of risks;
•	To educate and train its employees so that they will act at all times in the environmentally correct manner, and make continuous efforts for the environmental policy to be applied;

•	To carry out research and incorporate new technologies for continuous improvement of its activities, with a view to reduction of both environmental impact and consumption of materials and energy;

•	To maintain permanent dialogue with its employees and the community, aiming to achieve the highest possible quality in environmental actions;

•	To make continuous efforts for CVRD companies to adopt practices compatible with this environmental policy;

•	To require from its suppliers that they provide products and services with proven environmental quality.
CVRD’s Environmental Management System
Since 1994 CVRD has adopted an ISO 14001 certified
CVRD’s Environmental Quality Management System establishes guidelines for its implementation, and supplies tools for managing the environmental aspects related to the company’s activities, products and services. This prepares the company in advance to meet society’s growing demands in terms of environmental performance.

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15.01 — ENVIRONMENTAL PROBLEMS
After putting the system in place, CVRD obtained ISO 14001 certifications for its operations from international certification bodies. In Brazil, the company has ISO 14001 certification for its iron ore mines, ore processing plants and the pelletization unit at the Fábrica mine in Minas Gerais, and also for the whole of the port and industrial complex at Tubarão, in the state of Espírito Santo (the export channel for part of the company’s ore output).
CVRD also has ISO 14001 environmental certification management systems for its kaolin and aluminum operations. A total of 16 CVRD plants now have this certification: the Carajás mining complex and the Azul mine in the state of Pará, 12 mines in the state of Minas Gerais — Alegria, Timbopeba, Água Limpa, Fábrica Nova, Fazendão, Cauê, Conceição, Córrego do Feijão, Fábrica, Brucutu, Morro da Mina and Gongo Soco, and in the State of Espírito Santo, the Tubarão port complex and the Vila Velha terminal.
External auditors periodically check and review the environmental performance of all of CVRD’s operational units, and this provides effective monitoring and control of environmental performance indicators, and the continuing effort to improve environmental quality — this is essential in the context of the frequent increases in the scope and level of demands of both the legislation and interested parties.
The external auditing cycle of 2006 took place in two steps, covering 30 operational units. The first phase, in April and May, was to identify the current degree of compliance with the requirements of ISO 14001, and the company’s internal performance indicators. In the second phase, in October through December, operational units were re-certified.
For each point that requires attention, a preventive and corrective plan of action is prepared, and this is immediately put into practice by the operational unit — implementation is monitored by the company’s corporate environmental supervision body. A subsequent audit checks on the effective implementation of the action.
Targets in operational environmental management
CVRD believes that compliance with environmental targets and commitments should be reflected in employees’ variable remuneration, thus giving recognition to those who have performed best. For this reason, the various business areas of the company check and evaluate results obtained as a result of their environmental management practices, verifying whether the corporate directives were adequately met. The results of these assessments, which are based on objective criteria, make possible clear identification of the percentage each employee will receive as variable remuneration related to the collective and individual performance achieved by their operational unit.
In 2006 the targets of the operational units were: implementation of programs to reduce consumption of, re-use and re-circulate water; and projects for minimization of waste.
The company’s aluminum and energy businesses areas — which include wholly-controlled subsidiaries, companies in which control is shared, and the electricity generation consortia — implemented environmental management according to the requirements of ISO 14001, and CVRD’s corporate guidelines. As part of this effort Alunorte and Albras complied with the target of implementing the Environmental Information System (SIA) in 2006.
In electricity, the teams of workers in the Porto Estrela, Funil, Candonga and Igarapava hydroelectric plants received training in putting the CVRD environmental policy into practice, in applying its methods for assessment of environmental impacts, and the plan for communication and relationship with interested parties.
CVRD has been continuously improving its environmental performance indicators in terms of management of water resources, wastes, recovery of worked areas, and control of atmospheric emissions.
Management of environmental risks
Targeting lowest possible environmental risk, and maximum safety for new projects, CVRD has absorbed the best practices available worldwide for these issues.
In 2005 CVRD adopted front-end loading (FEL) methodology for detailed assessments in health, security, environment and relationship with communities (“HSEC”), in all the stages of development of new projects, to enable decisions to be made based on sustainability of the geographical areas where projects are located.
The factors that need to be the subject of specific attention in terms of environmental and social aspects are thus included at the first, preliminary, stage of projects, when the initial assessment of a project’s business viability is made.
In the subsequent phases, as the project matures, the area of the company that proposes the operation is required to go deeper into the significant environmental and social variable, and amounts of value, or standards of service, are attributed to these aspects, which are then taken into consideration at length when the investment decision is considered.

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15.01 — ENVIRONMENTAL PROBLEMS
This practice enables us to conjugate the requirements of environmental preservation with the other demands of the future business transactions, such as location, decision on the engineering project and planning of implementation. This is a way of making each project both more forecastable and more transparent, thus providing society, and, especially, our stockholder, with the detailed information on the environmental and social aspects of the company’s investments and the way in which these are approached during the stages of implementation and operation.
Environmental quality management in the new projects begins with preparation of Environmental Impact Studies and Statements, and whatever other studies are needed for full support to the assessment of the technical and economic feasibility of a project and its process of licensing. CVRD has been investing in continuous improvement of these studies, carrying them out in line with the specifications of and agreements made with the federal and state environmental licensing bodies. We highlight the development of a specific procedure for “Project Characterization” (“CE”) based on environmental focus involving the establishment of new methods for environmental impact assessment.
CVRD’s CE methodology analyzes the environmental aspects associated with each one of the individual processes that make up the project — planning, construction and implementation, operation and closing — taking into account the physical, biological and social-economic spheres and the contexts, and the relationship between them.
Environmental Impact Assessments are used in the various regions where CVRD operates. Their results enable the company to validate the control actions specified in the project as planned, and also the mitigation and compensation actions to be adopted. Hence, all environmental studies for CVRD projects adopt one standard methodology, and these in turn are systematically and periodically improved, to ensure technical consistency and compatibility with the legal and regulatory requirements.
The joint work of the Corporate Finance, Environmental Management and Health and Safety Departments in 2006 enabled us to finalize our proposal for the bases of our Corporate Integrated Operational Risk Management model, to be applied to the company’s operations and capital projects.
Questions of method were decided, and a pilot project begun in which the suggested concepts, procedures and practices could be validated. Using theoretical tools, an optimum level of retention and transfer of risk was established, and as a result our Corporate Operational (Property) Risks policy was readapted. Finally, with the expansion of the organizational and regulatory structure, the responsibilities were also allocated and decided, and the proposed management model was formalized.
Management of water resources
CVRD’s Water Resources Policy is based on the concept that water is a limited natural resource and an asset in public ownership, with economic value, and that in times of scarcity its priority uses are consumption by humans and animals.
Based on these concepts, CVRD has implemented its Water Resources Management System, whose main objectives are to rationalize the use of water resources, ensure full conformity with the legislation, and assure the rights to use of water in the quality and quantity necessary for the company’s processes.
Worldwide forecasts — including those for Brazil — expect growing scarcity of water resources, with increasing conflicts for their use. Increasingly, industrial and farming activities will have to develop programs for Water Resources Management, with a view to rationalization of its use in their processes, to guarantee supply of the volumes of water necessary to maintain their present and future activities.
As a mining company, CVRD is an intensive user of water, principally for human consumption, treatment of ores, transport of ores, washing of equipment and components, and spraying on iron ore heaps and equipment.
Also, to extract ore in saturated regions, CVRD intervenes in water resources by lowering water tables or levels. Dams, too, are interventions in water resource structures, since they store water and are used as systems for deposition of waste products arising from the treatment of ores, and for containment of ore finds carried by rainwater.
CVRD’s iron and manganese mines, its ferro-alloy plants in Brazil, its pelletization plants and the railroad and port facilities1 consumed water at the rate of 140 million m_/year in 2006. The volume recirculated was 1,145 million m___in the year, indicating an average recirculation percentage of water around 82%.
CVRD’s operations reflect the company’s commitment to environmental quality. Management of water resources is one of the company’s focuses of attention, due to the particular aspect of its business.
As part of the corporate rules, the company’s water resources management policy and its Water Resources Management System reaffirm the company’s responsible environmental practices, and also meet the legal requirements.

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The Water Resources Management Manual describes the requirements of the Water Resources Policy, establishes general and particular procedures, and defines the structure around which the Water Resources Management System is made operational on its various levels: the Water Resources Management Plan, implemented by CVRD and the companies it controls, harmonizes and consolidates the Water Resources Programs of the company’s various operational units with the respective budget proposals for its implementation and maintenance.The environmental guidelines adopted during the preparation of the programs were incorporated into some international projects such as the Moatize coal project in Mozambique, and the CVRD Inco nickel project in New Caledonia.
Using its Water Resources Management System, CVRD also seeks to carry out research and incorporate economically and technically viable technologies that allow use of water to be rationalized and interventions in water resources by operations o be minimized. Another of the company’s objectives is to participate directly or through representative entities in the various forums on management of water resources at international, national, regional, and, principally, local level.
Internal Water Resources Committees have been created, made up of more than 300 representatives of the company’s areas responsible for environment, production, maintenance, services, engineering and legal matters, in CVRD’s operational units and the subsidiary companies. All the members have been given training and learning experiences on water resources, and are now familiar with the Brazilian legislation and technical norms on the subject, as well as concepts of hydrology, recirculation and re-use of water, treatment of liquid effluents, and other subjects.
Operational performance
In 2006 targets were set for implementation of programs to reduce consumption, re-use and recirculation of water by the operational units. After an external Audit, the following results were found:
As an example of shared management of water resources, in the Tubarão pelletization plant complex, in Vitória, capital of the state of Espírito Santo, representatives of the Water Resources Committee participate in the committees of the Basins of the Jucu and the Santa Maria rivers, the main water tables that supply the region of greater Vitória, aiming to monitor and contribute to decisions on water resources management in the region.

All the 292 operational units with subterranean or surface water captured2 will have a program approved by the local director-level unit, setting targets, actions, periods, responsibilities and resources for reduction of consumption of the water captured.
Target achieved by 66% of the units (19), and in process of implementation in the others.

All the 233 operational units with systems for re-use and recirculation of effluents and process water3 will set, implement and maintain plans for finding parameters, frequency, responsibilities, and standards of monitoring of water for re-use and recirculation, so as to ensure the appropriate standard of quality for their defined purposes.
Target achieved by 96% of the units (22) and in implementation in the others.
One of CVRD’s priorities for Espírito Santo State is reduction of consumption of new water and increased re-circulation and re-use. At present approximately 50% of the consumption of the Tubarão Complex is attributed to the pelletization plants. A system of sedimentation basins and reservoirs of recovered water was put in place as long ago as the 1980s, making possible recirculation of water in the productive process. Since then, continuous improvements have been made in the system of collection and recovery of water for circulation and reuse, with the help of technical partnerships, such as that of the Federal University of Espírito Santo.
In 2006 the significant target of 40% reduction in specific consumption of water for primary supply of the pelletization plants — from 2003 — was exceeded, with reduction of 45%. In the last three years, consumption of new water by the plants has been reduced by around 2 million cubic meters, representing an optimization of the use of this natural resource, and also savings of approximately R$ 1.5 million over this period.

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2 The following were considered to be operational units: the Sossego mine, the Taquari-Vassouras mine, the Ponta da Madeira terminal, the Carajás mine, the Itabira complex, the Alegria mine, the Timbopeba mine, the Fazendão mine, the Água Limpa mine, the Brucutu mine, the Gongo Soco mine, the Córrego do Feijão mine, the Fábrica mine, the Tubarão port operations, Ferroligas Barbacena, the Morro da Mina Mine, the São João Del Rei plant, the Santa Rita de Jacutinga hydroelectric power plant, the Ouro Preto plant, the Azul mine, the RDM (Simões Filho) mine, the Urucum mine, the Carajás Railroad, the Tubarão and Vitória—Minas Railroad complex, the Centro-Atlântica railroad facilities in Alagoinhas, Campos, Divinópolis, Paulínia and Tubarão (pelletization), and the TPD, TPM and Paul.
3 The following were considered to be operational units: the Sossego and Taquari-Vassouras mines; the Ponta da Madeira terminal, the Carajás mines, the Itabira complex, the Alegria mine, the Timbopeba mine, the Água Limpa mine, the Brucutu mine, the Gongo Soco mine, the Córrego do Feijão mine, the Fábrica mine, the Tubarão port operations, Ferroligas Barbacena, the Morro da Mina mine, the Santa Rita de Jacutinga hydroelectric plant, the São João Del Rei plant, the Ouro Preto plant, the Azul mine, the RDM (Simões Filho) plant, the Tubarão complex on the Vitória—Minas Railroad, the Tubarão plant, and the TPD, TPM and Paul port facilities.
Rationalization of use of water at the Sossego Mine
One initiative for optimization of the use of water resources at the Sossego Mine in 2006 deserves to be highlighted. It was with this mine that CVRD began working copper at Canaã dos Carajás, in the Brazilian state of Pará, in 2004, for investment of R$ 985 million, and production capacity of 140,000 tons/year of copper concentrate.
Various other major infrastructure facilities complement the mine’s own: the Carajás Railroad and Ponta da Madeira Port Terminal — both managed by CVRD — and the Tucuruí Hydroelectric Plant — which together make Sossego one of the most competitive copper projects in the world.
But to increase the mine’s efficiency further it was necessary to invest in optimization, and rationalization, of use of water. In 2006 a project was put in place to reduce the gross consumption of new water, withdrawn from the Parauapebas River, by 10%.
This involved rescaling of the cleaning system of the operational areas to use process water (water already previously used). The existing system had been using new water for cleaning due to inadequate flow and pressure in the process water.
Problems of water outflow and pressure were identified, and corrections were made in the level buoys to avoid overflow and waste, and also in leaks in valves, tubes, closure taps and reservoirs. Other measures taken were expansion of the existing tubing system, exchange of the coupling systems in the hoses for use of process water, and replacement of the hose coupling links by links of the same type used in the hydrant system, reducing the risks of accident and facilitating the work.
This had significant results. The total volume of new water captured was reduced by 43% from 2005 to 2006, far exceeding the 10% reduction target stipulated for the year.
The implementation and co-ordination of the project were the responsibility of the Water Resources Management Committee of the Sossego Mine, which made possible greater interaction between the operational and environmental areas and greater commitment by employees.

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Reduction of gross water consumption

	CONSUMPTION
PARAMETER	(m3/ton of feed)	REDUCTION
Average consumed in 2005	0.44 m3/t	—
Target reduction for 2006	0.40 m3/t	10%
Average consumed in 2006	0.19 m3/t	43%
Management of dams and structures
Dams and waste heaps are essential equipment for mining environmental control — for containment of ore fines, which can affect water tables and the water network if allowed to be carried by natural rainwater drainage.
CVRD has a management system that complies with international and national safety standards, and also a team qualified for the planning, installation and operation of these structures, a total of 187 dams and 130 sterile heaps4.
CVRD’s management of dams and heaps is based on current best practices for the phases of planning, construction, operation, maintenance and closing. It complies with ABNT (Brazilian Technical Standards Association) standards and the manuals and publications of the Brazilian Large Dams Committee (CBGB) and the International Committee on Large Dams (ICOLD), also taking into account case studies reported in specialized publications.
CVRD has established corporate guidelines, based on preventive operation, which orient the company’s operational areas, with a view to standardization of procedures and the appropriate systematization of the information flow, instituting a specific databank for the theme.
All the subjects related to the subject of Dams and Heaps are discussed in an Internal Committee of the Company, the Geotechnical and Hydro-geological Affairs Group (GTGH), which meets every two months or whenever there is a need to evaluate atypical situations. Participation of invitees from related areas and those with a specific interest is encouraged. The aim is an attitude of proactive operational excellence in operations.
Work on the following subjects was discussed and completed in this committee in 2006:
•	Standardization of documents, with emphasis on dams;

•	Corporate data systems;

•	Specific procedures for labor training and workforce learning;

•	Scaling of specialized teams;
The main focus of the GTGH Committee is collective and shared learning on the key themes for the company’s operations. Its aims can be summed up as: consolidation of specific technology programs; teaching and updating of specialists; provision of internal consultancy on the relevant subjects; improvement of R&D infrastructure; and operation as an internal center of excellence.

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Another objective of the group is to contribute toward CVRD’s recognition worldwide as a mining company with the highest technical and operational level, outstanding for its team spirit, professionalism and work motivation in the geotechnical and hydro-geological areas.
All CVRD’s dams and heaps are periodically submitted to independent audits, which apply rigorous technical criteria in their assessment. When there are recommendations for improvement, action plans are drawn up for each item proposed, presented in specific models that provide effective control and monitoring of execution. The group of improvement actions as a whole is the subject of a specific audit, subject to the respective execution timetables.
*Included are the dams and sterile heaps of: the Itabira, Mariana, Minas Centrais, and Minas Oeste complexes, and RDM (in Minas Gerais, Mato Grosso do Sul and Bahia); Carajás and Taquari-Vassouras; and Caeté—Riacho dos Machados.
Management of waste
CVRD manages waste over the complete cycle from its generation by the productive process to final disposal.
We adopt procedures to minimize the risks associated with the whole of the operational process. Audits of the final disposal location of residue materials are carried out and assessed; special attention is given to the possibilities of reprocessing, and direct disposal in the soil is avoided to the maximum degree possible. CVRD’s view of waste management is aligned with strategic planning, and in line with this, reduction of risks and optimization of processes depend essentially on technological development, innovation and training of employees.
Adoption of the company’s Waste Management Plan dates from 2002, and represents a landmark for the company. One key point of the plan is accountability for the person or area generating the waste, in each operational unit. Key points are:implementation and maintaining of the local waste management programs; training of employees, and also suppliers; quest for technological innovation; and continuous improvement of the controls and records of movements of waste substances.
The main targets of the plan are to reduce creation of wastes, meet requirements of environmental legislation and applicable technical standards, minimize costs associated with waste management, and adopt procedures that reduce the risks of environmental degradation and, consequently, formation of environmental liabilities.
Management of waste involves various processes, which are chosen in accordance with each specific case. These include re-use, reprocessing — use of the waste as a raw material, or input and/or source of energy for another process; segregation; and temporary storage. Examples of reprocessing include: co-processing of wastes in the form of cement; refining of oil used; and use in composting.
CVRD disposes of its wastes in different ways, always with a view to minimizing damage to the environment. Organic wastes, or domestics wastes, are separated and allocated to composting, serving as an input in recovery of degraded areas.
As part of the aim to develop local suppliers, recyclable wastes are allocated for sale, preferably by local reprocessing companies. Used lubricating oils are collected and allocated to internal reprocessing as an input in the manufacture of explosives for mining activities, or directed to re-refining companies.
Wastes that are contaminated with oils are allocated to co-processing for electricity generation processes, or to supply cement manufacturers.
Other wastes, such as fluorescent lamps, batteries and tires are obligatorily reprocessed, in accordance with the law. They are separated in lots of economic quantities for appropriate final disposal (by companies that are legally qualified for this practice). Similar procedures are adopted for scrap metal, rubber and glass.
Waste management
Based on a proposal made by a CVRD employee at Itabira, in the State of Minas Gerais, Brazil, a solution was developed for transformation of used tires of off-road trucks into lining slabs for chutes, conveyor belt transfer points, silos and equipment — and other items.
This innovation was developed and patented jointly with the company Rubberbras, and has resulted in various benefits. The rubber plates developed for linings are 60% lighter than those previously used, which were made of cast iron and manganese steel. This facilitates changeover, and avoids risks related to the employee’s physical working stance, and safety. As well as being cheaper, these slabs are also more resistant to abrasion, and last more than three times more than the ones previously used. The partner supplier now employs twice the previous number of people, generating movement in the economy of the local municipality.
Another benefit generated by re-use of the rubber from tires was compliance with the requirement of the National Environment Council (Conama) which makes importation of new parts conditional upon proof of proper disposal of tires currently in use, in Brazil.
At present, all of CVRD’s operational units have a Waste Management Committee.

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The company carries out employee training schedules and campaigns, as a way of consolidating the change of culture in this aspect, and also encourages concern with the subject, incorporating the results as productivity gained, and these gains are passed on to employees as financial reward.All the units are creating projects for minimization of generation of waste, especially in view of the company’s strong growth in output.
CVRD has created procedures for analyzing waste disposal companies, so as to maintain a systematic control of the process.
The company’s units have also begun a Regional Waste Management Integration Procedure (known as PGIR) aiming to obtain scale gains in the process at the same time as making local reprocessing opportunities viable.
The first units that have implemented the PGIR are in the region of the Carajás mines and the aluminum complex at Barcarena, both in the Brazilian state of Pará. They have three years to complete the process, which includes:integration of internal management — standardization of the procedures and controls; shared logistics; and external management — support for creation of opportunity to generate employment and income in the areas where CVRD operates.
Working agreements and contracts have been signed with Brazilian Technological Development Institutes, such as the Federal University of São Carlos, the Federal University of Viçosa and the Technological Research Institute of São Paulo, to carry out technical and environmental feasibility studies for reprocessing and disposal of wastes.
Operational performance
An external audit in 2006 found that the volume of hazardous and non-hazardous wastes generated by CVRD’s activities had been reduced from 2005. The total of non-hazardous wastes generated in 2006 was 337,274 tons, 49% less than the 661,578 tons generated in 2005; and the total of hazardous wastes generated was 23,804 tons, 6% lower than the 25,329 tons generated in 2005.
The generation of non-hazardous wastes in 2005 was in fact not the result of routine activities. There were expansion works in the company’s mines and ports, and an effort to optimize and organize the procedures and processes of storage of wastes of the railroads, resulting in the generation of metallic and non-metallic scrap, and, principally, scrap from construction.
With the programs to minimize generation of wastes, and adoption of appropriate procedures for their segregation, in 2006 CVRD’s units reprocessed around 79% of the wastes being created, and sent 8% for use in electricity generation.

All the 31 operational units5 have current targets to put in place projects to minimize their generation of critical wastes.	87% of the plants (27 plants) have complied with these targets, and they are in process of implementation in the others.
5 The following were considered to be operational units: The Sossego and Taquari-Vassouras Mines, the Ponta da Madeira Terminal, the Carajás Mines, the Itabira Complex, the following mines in Minas Gerais — Alegria, Timbopeba, Fazendão, Água Limpa, Brucutu, Gongo Soco, Córrego do Feijão and Fábrica; the Tubarão port operations; Ferroligas Barbacena, the Morro da Mina Mine; the São João Del Rei Plant, the Santa Rita de Jacutinga Hydroelectric Plant, the Azul Mine; the RDM (Simões Filho) Plant, the Urucum Mine, the Carajás Railroad; the Vitória-Minas Railroad at Governador Valadares; the Vitória-Minas Railroad at the Tubarão Complex, the following facilities in conjunction with the Centro-Atlântica Railroad — Alagoinhas, Campos, Divinópolis, Paulínia; TVV, CDM, and the Tubarão pelletization plants, and the TPD, TPM and Paul port facilities.

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Biodiversity
The great challenge facing humanity today: continue to meet the needs of a growing population and future generations, in a context of increasingly scarce natural resources.
We know that an equilibrium has to be reached between economic development and conservation of the environment, and that this can only be achieved through understanding between the interested parties.
This is the first step in the direction of a more strategic and integrated approach to the use and management of natural resources.
Loss of biodiversity has been the subject of innumerable articles and scientific studies all over the world in recent years. One of these, the UN Millennium Ecosystem Synthesis Report, of 2005, was prepared by 1,360 researchers in 95 countries, and gives a particularly troubling analysis of the planet’s capacity to support economic activities in the current model for much longer.

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In March 2006, 175 nations met in the Brazilian city of Curitiba, Paraná state, for the Conference of the Parties to the Convention on Biological Diversity.
CVRD took part in this initiative from the preparation stage, operating as a member of the delegation from Brazil’s Foreign Relations Ministry, through the Brazilian Business Council on Sustainable Development (CEBDS), of which it is a founder member.
The Convention on Biological Diversity aims for more than establishing a group of technical rules. It aims to motivate the member nations to take part in the recovery, conservation and protection of biodiversity, taking into account also cultural diversity and the forms of occupation of the territory. For the Convention, biological diversity means the preservation of the variety of living organisms of all origins, including mankind. And this is how CVRD sees the question of biodiversity, and this is the vision to which it is committed.
Mineral substances are essential for social and economic development, since they are raw materials for the manufacture of products used in the day-to-day lives of populations of various countries. By contributing to the activities of the industries that produce consumer goods, they also help in the improvement of the quality of life of the population, especially in the developing countries. If they are properly integrated to regional development and strategies for conservation of biodiversity, investments related to mining can help to relieve the pressures of poverty in areas of high biodiversity.
Mining’s capacity to contribute to development and to the conservation of biodiversity is not immediately obvious. Mining is an extraction industry and by its intrinsic features can result in significant social and environmental impacts. However, evidence that this situation can be developed into a positive one is the commitment shown by Brazil’s principal mining company in the formulation of public policies to minimize the effects of the activity on the environment.
CVRD has a fundamental and strategic role in the National Biodiversity Policy and its interface with the Mining Code, due to the breadth of its program for conservation of plant and animal life, the germplasm bank it maintains, and the implementation and maintenance of herb and tree greenhouse centers, with collection of a wide variety of species of flora. CVRD’s importance in this context is also clear in initiatives such as its advanced research into management of forest fauna and studies on the recovery of areas where intervention has taken place.
Biodiversity is so important a theme for CVRD that it led to the creation (on November 14, 2000) of the CVRD Environmental Institute (IAVRD). This institute has an independent organizational structure, appropriate for complying with its role, and the following incumbencies:
To develop activities relating to preservation, conservation, recovery and sustainable treatment of ecosystems, focusing on the areas of interest to the Company;
To promote development and dissemination of technical-scientific knowledge on conservation of Brazilian ecosystems and related sustainable practices, including the characterization of flora and fauna, and the establishment of in-situ and ex-situ genetic reserves;
To sponsor, promote, execute, support and stimulate actions, projects and programs related to its objectives;
To obtain and manage funds from third parties, obtained through financial loans or donations, with a view to activities compatible with its objects;
To collaborate with institutions, foundations or entities that have objectives that are similar to or compatible with those of the Institute.
IAVRD has developed various environmental projects in various regions of Brazil. It is present in the states of Espírito Santo, Maranhão, Minas Gerais, Pará and Rio de Janeiro. With 185 employees in its technical staff, in 2006 the Institute executed more than 100 projects for CVRD’s operational units, meeting a range of demands for services and environmental management activities for the ecosystems where the company has operations.
An important special feature of IAVRD’s technical staff is the fact that it includes employees who already have vast empirical knowledge on biodiversity, and who have the training and experience to operate jointly with the professionals of various working areas of IAVRD.
One example of these specialists is the “forest men”: people with profound knowledge of the forest, who have been trained to operate as botanic identifiers, and now work jointly with the Institute’s forest engineers and biologists.
In 2006, through the IAVRD, CVRD applied its Degraded Areas Recovery Program to approximately 400 hectares, bringing the total of recovered areas — at mines, railroads, ports and surrounding areas — since 2003 to 1,960 hectares — all replanted with native species of the Atlantic Forest, Cerrado or Amazon ecosystems.
This activity relies on research and investment in environmental technology at the CVRD Nature Reserve in Linhares, in the Brazilian state of Espírito Santo, where there is an intensive program to produce saplings for use in restoration of ecosystems and formation of multiple-use forests. This produced a gross crop of seeds in 2006 totaling approximately 12 tons, resulting in around 4 million saplings of 422 Atlantic Forest species.

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These saplings were used in various restoration projects, principally in the states of Espírito Santo and Minas Gerais. Some of them were sponsored by CVRD, to assist small-scale farmers, while others were used in the company’s own projects — and some sold to private individuals. CVRD has been carrying out initiatives like this for almost 30 years.
Since the creation of the reserve, 60 new botanical species have been identified in 22,000 hectares, one of the last protected areas of the Tabuleiro Atlantic Forest in Brazil. The Linhares Reserve adjoins the Sooretama Biological Reserve. Together, they represent 48,000 hectares, or 75% of the remaining natural forest of the state of Espírito Santo. Sooretama is administered by the Brazilian Environmental Authority (Ibama) which has delegated protection of the Reserve to CVRD under a joint working agreement which has now been in force for five years.
The CVRD’s Nature Reserve and the Sooretama Biological Reserve together make up one of Brazil’s 14 centers of high diversity and endemic species (“biodiversity hotspots”), declared to be World Heritage Sites by Unesco (United Nations Educational, Scientific and Cultural Organization).
CVRD also protects the Amazon Forest. In Carajás, in the south of the state of Pará, Brazil, in partnership with the Brazilian environmental authority, Ibama, CVRD helps to protect a block of primary tropical forest totaling 1.3 million hectares in five Federal Conservation Areas, contiguous to the Cateté Indigenous Reserve, of the Xikrin Indigenous Community.
The mining activities carried out by CVRD in one of its conservation units, the Carajás National Forest, involve intervention in less than 3% of the total area of 411,000 hectares. It is an example of harmonious conjugation between the activities of mining and environmental protection. While there has been significant deforestation in the area located outside the conservation units in the last 40 years, the company’s activity in Carajás has made it possible to reserve what is today the greatest “island” of primary forest in the southeast of the State of Pará.
To conjugate its economic activity with environmental protection, CVRD, in a working agreement with Ibama, prepared a detailed Guidelines Plan for use of the Carajás and Tapirapé-Aquiri National Forest. The work combined the environmental needs with the mining vocation of the region, generating a complete joint group of programs. The intensive use of geomatics provides permanent monitoring and control of the area —enabling, for example, the most appropriate techniques of forest fire vigilance, prevention and control to be applied.
According to the orientations of the Guidelines Plan, Part of the Carajás National Forest is open to the public. In 2006, approximately 60,000 visited the Botanical and Zoo Park of Carajás, where the Company, through IAVRD, carries out various environmental education programs, programs for protection and reintroduction of local fauna, and scientific research on the dynamic eco-system.
Selection of species for recovery of mining areas
Areas used for mining usually affect native vegetation, making it necessary to carry out full recovery programs on the degraded regions. At present the vegetable species available for recovery in the majority of these areas are few, and not available commercially. As a result, a solution commonly adopted is replanting in the form of pasture, which does not properly fulfill the objectives of restoration. To overcome this gap in technological practice, and in the market, CVRD has begun research for the selection of appropriate species for recovery of areas degraded by mining.
Researchers of CVRD’s Environmental Institute have collected species, a total of 177 kilograms of seeds, in the “iron quadrilateral” of Minas Gerais. The most common, in numbers, have been leguminous species: Mimosa (27 species), Senna (17), Crotalaria (14), Canavalia (7), Desmodium (7), Centrosema (6) and Machaerium (5).
In a lineages selection program developed jointly with Brazil’s Embrapa (Farming Research Company), these species were planted in a germination and multiplication nursery, to select those with the best potential for formation of biomass. The program aims to increase diversity of species and increase the sustainability of the initial process of succession. Based on it, the company began to use the species selected in recovery of degraded areas.
An example is the company’s Piçarrão mine, in Minas Gerais state, Brazil, which underwent the re-vegetation process, and has shown good results in the first three years. The Caeté mine, also in Minas Gerais, and parts of the Vitória-Minas Railroad (EFVM), have also had environmental recovery treatment, with reshaping of terrain, regularization of drainage and re-vegetation. In three months after start of the rehabilitation, EFVM has already shown significant results, and the recovery of the Caeté mine has been fully successful.
Rescue of fauna
In mining areas, where it is necessary to suppress native vegetation, Brazilian legislation requires management of fauna, to minimize impact.
CVRD has developed an alternative series of methods to the techniques for rescue and transport specified by Ibama and used up to 2005. Known as Fauna Rescue, this group of methods received the support of the scientific community and was accepted by Ibama. The results achieved in 2006 have shown the initiative was a correct one.

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15.01 — ENVIRONMENTAL PROBLEMS
When the figures obtained by CVRD in the Fauna Rescue program in the copper, iron and manganese mines at Carajás in 2006 are compared with the figures for rescue and transport in the copper and iron ore mines for 2005, there is a 50% drop in the rate of mortality of animals handled during the suppression of vegetation.
This significant result created so much interest in the scientific community that the research work and its results were presented at the 8th International Congress on Fauna Handling, at Ilhéus, Bahia, Brazil, in September 2006. As well as the environmental gain, there was an economic gain, of 65.68%, for CVRD, when costs of the procedures for a proportional area of 30 hectares were compared.
But CVRD’s concern with fauna goes beyond the need for handling as a result of the company’s activities. The company also invests in research work that helps to preserve endangered species. The CVRD Nature Reserve in Linhares represents hope of survival for one of the animals most threatened with extinction in the Atlantic Forest, the Brazilian Jaguar, or Onça Pintada. This animal needs a very wide area to survive, and in recent decades man and his productive activities have taken away its hunting grounds.
The few conservation areas remaining in the Atlantic Forest are not big enough, or are already in process of degradation, thus not providing the conditions for survival of these animals, which require major areas for survival of a population that will ensure the species is perpetuated. At the Linhares Reserve, CVRD invests in research into better knowledge of the habits and behavior of Brazilian felines, which is essential for preservation of the species.
The studies, on the Reserve’s 22,000 hectares of Atlantic Forest, attract a variety of researchers. At CVRD’s request a team coordinated by the PUC University of Minas Gerais has been studying the incidence and numbers of feline species in the reserve. Twenty cameras with movement and heat sensors have been installed on the tracks in the reserve, and as a result observations have been made of six of the seven original feline species of the Atlantic Forest: Leopardus tigrinus (the little spotted cat), Leopardus wiedii (the Margay), Leopardus yagouaroundi (the jaguarundi or otter cat), Leopardus pardalis (the ocelot), Puma concolor (the Cougar) and the very well known Panthera onca (the Brazilian jaguar or Onça Pintada). This shows the importance of this research study, principally because Linhares may be one of the last remaining parts of the Atlantic Forest with resident felines.
The Tubarão industrial and port complex, 12 kilometers from the city center of Vitória, in Espírito Santo state, Brazil, occupies an area of approximately 1,400 hectares where CVRD has installed one of the largest ports, and one of the largest group of pelletization plants, in the world.
However, since the 1980s this complex has been the scene of a major reforestation program, among the most significant that has ever taken place in an industrial and urban area in Brazil. Six million tropical trees have been planted on approximately 620 hectares. As well as restoring the ecosystem, they have the function of containing the action of wind on the heaps or iron ore and pellets, reducing aerial carriage of particles.
The reforested region at Tubarão is the largest green area in Vitória. In 2004 CVRD opened the Tubarão Botanical Park to the public. It is inside the industrial complex, in an area specially dedicated to leisure, education and presentation of the environmental theme as a whole to visitors.
Around US$ 4 million has been invested in installation of a visitors’ reception center, containing an amphitheater, auditoriums, theme rooms, children’s park areas and tracks with interpretative information provided. These give the public better understanding of the characteristics of the tropical forest, while being accompanied by IAVRD monitors. Visitors are also invited to see the company’s industrial plant, on special buses that take routes to show the dimension of the complex and enable visitors to understand its activities.
The Tubarão Botanical Park is now one of the principal leisure and visiting areas in the city of Vitória — 120,000 people visited it in 2006. Based on the experience of Tubarão, CVRD is creating a botanical park at the Ponta da Madeira Port Terminal, in São Luís, in the northern Brazilian state of Maranhão. We expect this to be inaugurated in 2007.
The Tubarão Botanical Park is now one of the main leisure and visiting areas of the city of Vitória — with 120,000 visitors in 2006.
Atmospheric emissions
In Brazil, the first actions in air quality management go back to the 1970s. Today the country has a wide-ranging policy for air quality management based on the National Air Quality Control (“Pronar”) Program.
Conscious of the need for its operations to be compatible with preserving air quality, CVRD makes this subject priority in its environmental management.
Its production units make Air Quality Management Plans, which include control of atmospheric emissions, and implementation of the company’s Emissions Monitoring Program and its Meteorological and Air Quality Monitoring Program.
The company also runs programs for development of new technologies and research on the subject, such as studies of atmospheric dispersion, epidemiological studies, use of an “intelligent receiver” (to determine origin of airborne particles) and other efforts for continual improvement and maintenance of the levels of air quality in accordance with the quality standards.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
15.01 — ENVIRONMENTAL PROBLEMS
A successful example of action to reduce atmospheric pollution is the CVRD Environmental Quality Program in the state of Espírito Santo, in partnership with that state’s government. Some R$ 30 million was spent on the program in 2006 — part of a planned investment of some R$ 252 million over the next three years — to implement a series of environmental actions and projects that aim to help improve environmental quality in the region of Greater Vitória.
Highlight action in 2006 includes an electrostatic precipitator at the entry and exit points of the furnace, with a particle size filter, at Plant 7 of the Vitória pelletization complex, and the application of a powder suppressor in transport and handling of pellets. These two actions significantly reduced emissions of particle material. The new precipitator at Plant 7 practically eliminated emissions. It has an efficiency of more than 99%, and the concentrations of particle material at the chimney exit have been showing levels well below the legal requirement.The powder suppressor is a paraffin-related product applied by mixture with water through the spraying systems located at various points of the area where pellets are handled.
Climate change
Emission of greenhouse gases is a focus subject for CVRD, since its logistics and pelletization operations use fossil fuels as a source of energy, and these emit greenhouse gases, thus contributing to global warming.
International efforts to reduce greenhouse gases have resulted in formation of market groupings in both developed and developing countries, and these affect CVRD, its partners and its clients.
CVRD has been acting in several different ways on climate change, making annual emissions and carbon inventories in 2005 and 2006.
This work is based on the CVRD Greenhouse Gas Inventory Manual, which follows international standards and protocols: the Corporate Module of the joint Greenhouse Gas Protocol of the World Business Council for Sustainable Development and the World Resources Institute; and ISO Standard 14064-1 (Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals).
CVRD takes part in forums for debate and formulation of strategy on the subject, such as the International Emissions Trading Association (Ieta), the World Business Council for Sustainable Development, and its representative in Brazil, the Brazilian Business Council for Sustainable Development.
Climate change is one of the greatest challenges to be faced by the productive sectors, governments and the scientific community. With its inventories of greenhouse gases and carbon stocks, CVRD now has the tools that can provide continuous improvement in efficiency of controls, focused on specific consumption of fossil fuels, and identification, development and application of clean technologies.
One of these initiatives is for the use of biodiesel fuel, which has been tested in locomotives on CVRD’s railroads. Brazil has been developing a program of expansion of production of this fuel based on high-yield oilseeds, repeating the success that the country achieved in production of alcohol for motor vehicles. Over the years, CVRD will replace diesel by biodiesel, in accordance with the supply of this alternative energy source, in the technically acceptable percentages as supported by the various suppliers of diesel engines.
In relation to sequestering of CO2 and fixing of carbon stocks in forests, CVRD has learned about these conversions in its protected and reforested areas. The company’s knowledge in this field — which is very complex due to the diversity of the types of forests that exist in Brazil — has enabled CVRD to have a wide exchange of information with the scientific community, establishing methods of measurement that are in line with those suggested by the UN Scientific Panel on Climate Change (IPCC), especially by its sector dedicated to soil use and changes in forest soil applications (LULUCF).
In CVRD’s nature reserve at Linhares, for example, it has one of the most complete databases on carbon inventories in Brazilian primary forests, due to the initiatives of its technical staff, who for 25 years have been collecting information that has made possible calibration of mathematical models developed for similar forest types.
Biodiesel: on track
CVRD currently consumes 511 million liters of diesel fuel per year on its railroads. This is why it has decided to invest in a project to assess the impacts of use of a renewable energy source — biodiesel.
The social gain is in the company’s contribution to the Brazilian federal government’s program to encourage the production of biodiesel fuel in the North and Northeastern regions of Brazil, through family farming. That is to say, by consuming the product, CVRD contributes to the social development of these populations.
In March 2006 the company began tests to assess the use of biodiesel made from palm oil (dendê) to run locomotives. This was done in a gasoline/biodiesel mix known as B20, i.e. 20% biodiesel to 80% conventional diesel fuel.

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15.01 — ENVIRONMENTAL PROBLEMS
The main objective was to verify both in laboratory tests, on the bench and in the field, the effects of the mixture in terms of power, energy efficiency, and maintenance of locomotives, as well as emission of pollutants. With a 20% mixture, estimated consumption of biodiesel on CVRD’s railroads would be 102 million liters/year.
For its field tests on the railroads, CVRD obtained authorization from the Brazilian Environmental Authority (Ibama) and also from the National Oil, Natural Gas and Biofuels Agency (ANP) — the first company to obtain such permission from ANP.
In the tests, CVRD used two GE Dash 9 locomotives, designated to run always with the same trains and under the same traction load. The tests in 2006 were on the Vitória-Minas railroad, from March to December (field tests), and in June and November (bench tests). In these months, locomotives were fuelled in Tubarão, (Espírito Santo State) using a proprietary-designed system, and in Nova Era, (Minas Gerais State) using tanker trucks.
The data from the testing period are still under analysis, but some preliminary conclusions can be drawn. In power performance, the Dash 9 locomotive tended to maintain power at all points, independently of the fuel used, since it is uses microprocessing regulation. Thus, the reduction of power using biodiesel in the B20 proportion will be very small.
In maintenance, researchers from the Postgraduate Engineering Research Institute (Coppe) of Rio de Janeiro Federal University, using analysis of lubricating oil, videoscope analysis and monitoring of routine maintenance, found no impacts from use of biodiesel fuel. Even so, Coppe intends to make a more detailed analysis of the video data and examine the locomotive engines, to confirm the fuel’s good performance.
Energy efficiency tests were made on the bench and in the field. The field data are still being assessed. On the bench results alone, and taking into account the time of operation per acceleration point, the use of biodiesel results in a small increase in consumption.
In the future CVRD intends to use biodiesel in growing percentages, in accordance with the availability of supply of the fuel, or with development of its own planting for production. The use of biodiesel will also take into consideration results of tests carried out by suppliers of the locomotive engines, aiming to ensure performance and durability. The company is making technical and economic feasibility studies for creation of its own planted areas and a biodiesel processing plant.
Geo-information
CVRD has a sophisticated territorial management system — GeoVale — for the areas where it operates.
Supported by satellite images of varying resolutions, CVRD has developed integrated geographical databases providing a wide range of information on geographical and census attributes of the areas directly and indirectly influenced by its operations.
The use of these technologies in observing and interpreting the Earth’s surface, to go with territory management methods CVRD has developed, has been providing greater exactitude in environmental studies related to the implementation of new projects, and also improvement of the models for the company’s interaction with the regions where it operates.
One of CVRD’s business areas that makes intensive use of GeoVale is Logistics. All the railroads have been recorded in satellite images or high definition digital photography. That is a total of about 10,000 kilometers, digitalized, interpreted and organized in the Geographical Information System (SIG) of each railroad, totally integrated with each railroad’s Operational
Control Center.
This tool has provided more efficiency to the operations in normal and also abnormal situations — e.g. in the event of an accident. Risk management associated with transport indicates the behavior of each type of cargo in relation to the environment and urban and farming areas. It is also integrated to the SIG, which makes possible immediate location of the exact point of the occurrence, and makes it possible for teams from emergency service bases to have immediate direct access for action.
In mining areas, use of geomatics has provided a higher level of knowledge of a site’s environmental features, which means improvement in techniques of planning of mining works, installation of mining infrastructure operations, and operational management.
Teaching for sustainability
Training in environmental management has a fundamental role to play in CVRD’s operations, since preservation and recovery of the environment are essential management functions.
CVRD’s “Environmental Attitude” program was created in 2004. This consolidates and imposes a common line upon all of CVRD’s environmental training projects.
The company continued the Environmental Attitude program in 2006 with publication of guidelines for environmental teaching, for both its internal and external publics, with planning structured over 2006 and 2007.

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15.01 — ENVIRONMENTAL PROBLEMS
The object of the program is dissemination of the company’s environmental responsibility principles: it is based on the dialogues between leaders, employees and outsourced contractors, in which the relationship between ethical and moral values and the company’s environmental management tools is discussed.
CVRD’s Corporate University — Valer — takes an effective role in the Environmental Attitude program, having developed a discipline focused on environmental responsibility, with its own methodology that gives special emphasis to concrete cases and practice. This discipline has become part of the program for the central features of Valer’s Corporate Citizenship Center (which is responsible for publication of the Corporate Values). These are: culture, environment, social responsibility, quality, safety and health.
Also in 2006, 25 operational units went through a first phase of the “diagnosis” of the Environmental Attitude program, in which the types of projects in progress, the scope of works, beneficiaries and results were identified.
Three environmental training projects using the new environmental responsibility method developed by Valer were begun in 2006 in the Tubarão Port and Industrial Complex, in Espírito Santo Mina State, in the Sossego copper mine in Pará, and in the iron ore mines in Minas Gerais. These projects aim to involve approximately 40,000 employees and outsourced operators, in the various operational units, by 2008.
In the four mining complexes of the Southern System in Brazil — Itabira, Mariana, Minas Centrais and Minas West — with the support of IAVRD, CVRD has remodeled three centers of excellence and environmental training, and built a fourth. These centers have libraries, and carry out activities with employees and the populations of cities, with exhibitions of environmental works of the communities and the schools, and give out information on the company’s environmental programs.
A highlight among the various environmental training programs developed by CVRD’s units — consolidated into the Environmental Attitude program — is at Canaã dos Carajás, in the Brazilian state of Pará. In 2006, this program was put in place in 14 schools, which carried out workshops in mathematics, Portuguese, geography and sciences as applied to environmental issues. In three years the program in that city has reached 150 teachers and 3,500 pupils.
Adding the public of schools and communities of the centers in Minas Gerais to the work carried out in Pará and also in the state of Maranhão, Environmental Attitude projects served approximately 1,000 teachers and more than 15,000 children and adolescents in 2006.

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
16.01 — LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS’ EQUITY OR NET PROFIT

		3 - % OF
		STOCKHOLDERS'				6 - AMOUNT (R$
1 - ITEM	2 - DESCRIPTION	EQUITY	4 - % OF NET PROFIT	5 - PROVISION		THOUSANDS)
				YES	NO
01	Labor Suits	2.11	6.15	X		826,000
02	Tax Disputes	5.67	16.51	X		2,218,000
03	Other Suits	0.00	0.00			0

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17.01 — OPERATIONS WITH RELATED COMPANIES
Product purchases and rendering of services
PRODUCTS/SELLERS
Pellets/ Iron Ore
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO
Companhia Nipo-Brasileira de Pelotização — NIBRASCO
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS
Companhia Coreano-Brasileira de Pelotização — KOBRASCO
Minerações Brasileiras Reunidas S.A — MBR
SERVICES/PROVIDERS
Freight
Log In Logística Intermodal S.A.
Seamar Shipping Corporation
MRS Logística S.A.
Companhia Portuária Baía Sepetiva — CPBS
Purchases Of Imported Material
CVRDInternational
Loan Contracts
Subsidiaries and Associated Companies — Market Rate.

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17.01 — OPERATIONS WITH RELATED COMPANIES
PRODUCTS/CUSTOMERS
Pellets/Iron Ore
CVRDInternational
Usinas Siderúrgicas de Minas Geras S.A. — USIMINAS
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO
Companhia Nipo-Brasileira de Pelotização — NIBRASCO
Companhia Coreano-Brasileira de Pelotização — KOBRASCO
Rio Doce Limited
CVRD Overseas Ltd.
Samarco Mineração S.A.
TRANSPORTATION SERVICES
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS
Ferrovia Centro Atlantica S.A. — FCA
Rio Doce Manganês S.A.
OTHER SERVICES
Subsidiaries and Associated Companies

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18.01 — BY LAWS
CHAPTER I — NAME, PURPOSE, HEAD OFFICE AND DURATION
Article 1 — COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.
Article 2 — The purpose of the company is:
I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.
Article 3 — The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.
Article 4 — The term of duration of the company shall be unlimited.
CHAPTER II — CAPITAL AND SHARES
Article 5 - The paid-up capital amounts to R$ 28,000,000,000.00 (twenty-eight billion reais) corresponding to 2,459,657,058 (two billion, four hundred fifty nine million, six hundred fifty seven thousand and fifty eight) shares, being R$ 17,074,399,818.22 (seventeen billion, seventy four million, three hundred ninety nine thousand, eight hundred eighteen reais and twenty two cents), split into 1,499,898,858 (one billion, four hundred ninety nine million, eight hundred ninety eight thousand, eight hundred fifty eight) common shares and R$ 10,925,600,181.78 (ten billion, nine hundred and twenty five million, six hundred thousand, one hundred and eighty one reais and seventy eight cents), split into 959,758,200 (nine hundred fifty nine million, seven hundred and fifty eight thousand and two hundred) preferred Class “A” shares, including 6 (six) special class share, all without nominal value.
§ 1 — The shares are common shares and preferred shares. The preferred shares comprise class A and special class.
§ 2 — The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.
§ 3 — Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.
§ 4 — The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.
§ 5 — Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

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00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54
a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and
c) entitlement to participate in any bonuses, on the same conditions as those for common             shares, the priority specified for the distribution of dividends being observed.
§6 — Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.
Article 6 — The company is authorized to increase its share capital up to the limit of 1.800.000.000 (one billion and eight hundred million) common shares and 3.600.000.000 (three billion and six hundred million) class A preferred shares. Within the limit authorized by the present Article, the company shall, by means of a decision by the Board of Directors, be entitled to increase the share capital without any alteration of the By-Laws by means of the issuance of common shares and/or preferred shares.
§ 1 — The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.
§ 2 — At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.
§ 3 — Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.
Article 7 — The special class share shall possess a veto right regarding of the following subjects:
I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.	the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.
CHAPTER III — GENERAL MEETING
Article 8 — The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.
§ 1 — An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.
§ 2 — The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.
§ 3 — Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

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Article 9 — At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.
Sole Paragraph — In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.
CHAPTER IV — ADMINISTRATION
Article 10 — The Board of Directors and the Executive Board shall be responsible for the administration of the company.
§1 — The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.
§2 — The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.
§3 — The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.
§4 — The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.
SECTION I — BOARD OF DIRECTORS
Subsection I — Composition
Article 11 — The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.
§1 — The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.
§2 — Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:
I — common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and
II — preferred shares representing at least 10% (ten percent) of share capital.
§3 — Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.
§4 — The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.
§5 — From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.
§6 — The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

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§7 — In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.
§8 — Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.
§9 — During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.
§10 — Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.
§11 — Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.
§12- With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.
§13 — Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.
§14 — The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.
Subsection II — Workings
Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.
Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.
§1 — The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.
§2 — The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.
Subsection III — Responsibilities

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Article 14 — The Board of Directors shall be responsible for:
I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.	with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.	approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.	appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.	overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

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XXIII.	approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.	approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.	establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.	establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.	approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.	approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.	authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.	approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.
§1 — The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.
§2 — The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.
SECTION II — COMMITTEES
Article 15 — The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.
§1 — The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.
§2 — The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.
Subsection I — Mission

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Article 16 — The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.
Subsection II — Composition
Article 17 — The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.
Article 18 — The composition of each committee shall be defined by the Board of Directors.
§1 — The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.
§2 — The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.
§3 — During their management, members of the committees may be removed from office by the Board of Directors.
Subsection III — Workings
Article 19 — Standards relating to the workings of each committee shall be defined by the Board of Directors.
§1 — The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.
§2 — The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.
Subsection IV — Responsibilities
Article 20 — The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.
Article 21 — The Executive Development Committee shall be responsible for:
I — issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;
II — analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;
III — submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and
IV — issuing reports on potential conflicts of interest between the company and its shareholders or administrators.
Article 22 — The Strategic Committee shall be responsible for:
I — issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;
II — issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;
III — issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;
IV — issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

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Article 23 — The Finance Committee shall be responsible for:

I —	issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company;

II —	issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.
Article 24 — The Accounting Committee shall be responsible for:

I —	recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors ;

II —	issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III —	tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

IV —	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.
Article 25 — The Governance and Ethics Committee shall be responsible for:

I —	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II —	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III —	issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board.
SECTION III — EXECUTIVE BOARD
Subsection I — Composition
Article 26 — The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1 —	The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 —	The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 —	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.
Subsection II — Workings
Article 27 — In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

§1 —	In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

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§ 2 — Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.
§ 3 — Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.
Article 28 — In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.
Article 29 — The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.
Sole Paragraph — The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;
Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.
Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 —	When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 —	Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 —	The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.
Subsection III — Responsibilities
Article 32 — The Executive Board shall be responsible for:

I —	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II —	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III —	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV —	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V —	preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI —	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII —	identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII —	identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX —	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X —	submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

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XI —	defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII —	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII —	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV —	preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV —	authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI —	authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII —	propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII —	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX —	authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX —	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI —	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 —	The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§2 —	The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.
Article 33 — The responsibilities of the Chief Executive Officer are to:

I —	take the chair at meetings of the Executive Board;

II —	exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III —	coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV —	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V —	coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI —	grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII —	keep the Board of Directors informed about the activities of the company;

VIII —	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

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Article 34 — The Executive Officers are to:

I —	organize the services for which they are responsible;

II —	participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III —	comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -	contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.
Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1 —	Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§2 —	The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§3	In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§4 —	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.
CHAPTER V — FISCAL COUNCIL
Article 36 — The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.
Article 37 — The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.
Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.
Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;
§1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:
(i)	to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)	to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)	to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

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(iv)	to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company;
§ 2º — For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76;
§3º — The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.
CHAPTER VI — COMPANY PERSONNEL
Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.
CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS
Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.
Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.
Sole Paragraph — The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.
Article 43 — The proposal for distribution of profit shall include the following reserves:
I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.	Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.
Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.
Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.
Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.
I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.
Rio de Janeiro, April 27, 2007.
Kátia Christina Vasconcelos R. de Melo
Assistant General Counsel
Coporate Governance

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19.01 — COMPETITORS
AFFILIATED: CVRD INTERNATIONAL SA
CVRDI is a trading company which commercializes products manufactured by companies of the CVRD group to customers in Latin America, North America, Africa, Asia, Middle East and Europe. No competition is established by those companies.

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19.03 — RAW MATERIAL AND SUPLLIERS
AFFILIATED: CVRD INTERNATIONAL SA
CVRD International operates as trading company and does not beneficiate goods. On December, 2006 the amount of suppliers was US$ 3.170 billions, and of this value only US$ 1.208 billion related to third parties. In 2005 we enclosed US$ 810 millions with suppliers. This increase between 2005 and 2006 due to iron ore and pellets price renegociation agreements, higher demand and consolidation of new companies.
Below the Group suppliers that had amounts on December 2006:
•	Albrás;

•	Alunorte;

•	CVRD;

•	Mineração Rio do Norte — MRN;

•	Rio Doce Manganês — RDM;

•	Urucum; and

•	MBR Overseas.

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19.04 — MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES
AFFILIATED: CVRD INTERNATIONAL SA
In 2005 and 2006 the revenue of goods of CVRDI increased by approximately 39,3% (from US$ 8,9 billion in 2005 to US$ 12,4 billion in 2006). This increase is due to the excellent results obtained with iron ore and pellets, aluminum e Alumina and nickel which correspond US$ 2,171, US$ 74 e US$ 723 million of gloss margin by product.
Below we discribe the main clients by each traded product of the company.
•	Iron ore: Bao Steell, Corus, Gulf Industrial, Maanshan Iron & Steel, Nippon Steel, Philipine Sinter Corp, Rogesa, Sollac, Sumitomo Metal, Tagshan Iron, Anyang Iron, Arcelor Atlantique ET Lorraine Beitai;

•	Pellets: Bao Steell, Siderar, Wheeling; Mittal Steel Point Lisas, Lucchini, Acidar, China Steel, Shazhou

•	Copper: LS — Nikko Copper, Sterlite Industries, Cumerio MED JS, Hidalco Industries Ltd;

•	Manganese: Best Power, Nikopol, SK Resources e Tougchuan, Siderar;

•	Alumina: Alcan, Glencore, Hydro Aluminium, Aluminium Austria Metall Inc, Trafigura AG, Alcoa;

•	Aluminum: Hydro Aluminium, Glencore AG e JB commodittes AG;

•	Bauxite: Glencore e Ormet Primaty Aluminium Corporation;

•	Coal : Cia Siderurgica de Tubarão.

•	Nickel: TAIWAN NICKEL REFINING CORP, Falconbridge Limited, KOREA NICKEL CORPORATION, NINGBO JIANGDONG CHEMICALS e PTI External Sales.

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19.05 — OPERATIONS WITH RELATED COMPANIES
AFFILIATED: CVRD INTERNATIONAL SA
PRODUCTS/CUSTOMERS
Pellets/Iron Ore
Companhia Vale do Rio Doce — CVRD; Urucum Mineração S.A. e MBR Overseas.
Manganese/Ferroalloys
Rio Doce Manganês e Urucum Mineração S.A.
Alumina/Aluminium
Alunorte — Alumina do Norte do Brasil S.A. e Albras — Alumínio Brasileiro S.A.
Bauxite
MRN — Mineração Rio do Norte S.A.
Cobre
Companhia Vale do Rio Doce
Coal
Longyou.
PRODUCTS/SELLERS
Pellets/ Iron Ore
Rio Doce Limited
Manganese/Ferroalloys
Rio Doce Manganèse Europe e Rio Doce Manganèse Norway
Coal
Companhia Vale do Rio Doce; Itabrasco; Nibrasco, Hipsnaobrás e Kobrasco.

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19.09 — CHARACTERISTICS OF THE BRANCH ACTIVITY
AFFILIATED: CVRD INTERNATIONAL SA
CVRD International trades iron ore, pellets, manganese and ferroalloys aluminum and alumina, bauxite, copper, precious metals, nickel and coal to Europe, Asia, Latin America, North America, Middle East and Africa.

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19.10 — PERFORMANCE REPORT
AFFILIATED: CVRD IENTERNATIONAL SA
2006 result was one of the best registered by CVRD International (US$ 2,557 billion in 2006 against US$ 1,839 billion in 2005). In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel possessing capacity and reserve base, for US$ 13 billion, corresponding to 174.623.019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196.078.276 shares by aproximatelly US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares.
The growth is mainly due to margims obtained with goods and gain on sale in investiments, analysed below:
Goods
The Gross margin by productis shown as follow:
Iron ore and pellets — US$ 2,171 billion in 2006 and US$ 2,487 billion in 2005, such variation due by the readjustmentof prices;
Aluminum e alumina — US$ 74 million in 2006 e US$ 53 in 2005;
Manganese and ferroalloys — US$ 22 million in 2006 e US$ 4 million in 2005;
Nickel — US$ 723 million in 2006 and no margin in 2005, since this investiment came on 2006 and
The remaning products shown margin of US$ 38 million in 2006 and US$ 106 million in 2005.
Investments
The positive variation obtained with the result of non-operation income on December 2006 compared to 2005 due by the gain on sales of interest in GIIC and Siderar.
GIIC — During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company (GIIC) for US$ 418 million, resulting in a net gain of US$ 338 million and
Siderar — On December 2006, we sold our total interest in Siderar — S.I.A.C, corresponding to 4.85%, a steel plant located in Argentina to Ternium S.A. for US$ 108 million and a gain of US$ 96 million.

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20.00 — INFORMATION ABOUT CORPORATE GOVERNANCE
CVRD’s corporate governance policy is based on the principles of clarity of information, transparency and stability, necessary for positioning the company on a clear and sharp trajectory of growth and value creation.
Various initiatives were taken to improve our governance practices, including the adoption of a Code of Ethics, revised in 2006, and signed by all the employees — and a policy of continuous disclosure of material information and preservation of secrecy where necessary.
Among the actions taken for transparency is the systematic series of presentations and conference calls to publicize the company’s results. The accounting records are kept both in accordance with the Brazilian accounting practices (BR GAAP) and US practices (US GAAP), so as to provide the information with the widest scope and transparency possible.
*Non-Brazilian investors = NYSE (ADRs) + Bovespa
*Brazilian investors = Institutional investors + retail investors + FGTS mutual funds

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 31, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer